Exhibit 99.1

General Stockholders’ Meeting Manual 20 Extraordinary Stockholders’ Meeting September 30, 2022 22 In a 100% digital and remote environment Itaú Unibanco Holding S.A

Contents 1. Message from Management about the ESM Manual 03 2. Information on the Extraordinary Stockholders’ Meeting 04 3. Call notice 05 4. Resolutions – Extraordinary General Stockholders’ Meeting 06 ATTACHMENT I TO CVM RESOLUTION No. 81/22 08 ATTACHMENT II—ATTACHMENT L TO CVM RESOLUTION No. 81/22 71 ATTACHMENT III—REPORT ON THE ORIGIN AND RATIONALE OF THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, PURSUANT TO ARTICLE 12 OF CVM RESOLUTION No. 81/22 79 ATTACHMENT IV – A—PROXY TEMPLATE FOR HOLDERS OF COMMON SHARES 90 ATTACHMENT IV – B— PROXY TEMPLATE FOR PROXIES PROVIDED BY THE COMPANY (HOLDERS OF COMMON SHARES) 91 ATTACHMENT IV – C—INFORMATION OF ATTACHMENT Q TO CVM RESOLUTION No. 81/22 93

Itaú Unibanco Holding S.A. 1. Message from Management about the ESM Manual São Paulo, August 31, 2022. Dear Stockholder, Aiming at increased efficiency and return on the invested amounts, Itaú Unibanco Conglomerate has been constantly seeking to streamline the use of its resources and optimize its structures and business areas. Against this backdrop, we are pleased to inform that on August 25, 2022, our Board of Directors approved the proposed corporate reorganization that will result in the partial spin-off of Banco Itaucard S.A. (“Itaucard”) and the merger of the spun-off portion with and into Itaú Unibanco Holding S.A. (“Company” or “Itaú Unibanco Holding”). As a result, all activities currently carried out by Itaucard shall be transferred to Itaú Unibanco Holding, except for the payment accounts management operation, short-term investments, securities, including derivatives, among other claims and assets, as detailed in this Manual. We wish to invite you to read the Management Proposal, which features an in-depth presentation of the matters at the General Stockholders’ Meeting of Itaú Unibanco Holding, scheduled for September 30, 2022, as well as the methods of stockholder participation and voting. The Meeting will be held in digital format and we encourage you to participate virtually, and stockholders will be able to cast their votes through the remote voting form, disclosed on the websites of CVM and our Investor Relations (www.itau.com.br/investor-relations), or by granting proxies, in accordance with the instructions included in the Manual. For further information, please visit the following communication channels: • On remote voting: Phone number: +55 (11) 5019-8112 Email: drinvest@itau-unibanco.com.br • Investor Relations department: Phone number: +55 (11) 2794-3547 Email: ri@itau-unibanco.com.br We wish you all a pleasant reading experience! Sincerely yours, Management Itaú Unibanco Holding 3 Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 3

2.Information on the Extraordinary Stockholders' Meeting

Date

The Extraordinary General Stockholders' Meeting of Itaú Unibanco Holding will be held on September 30, 2022.

Opening Quorum

The Extraordinary General Stockholders' Meeting will be open on first call, with the attendance of Stockholders representing at least two thirds (2/3) of the voting capital (common shares), in accordance with Article 135, Main paragraph, of the Brazilian Corporate Law, in light of the proposed amendment to the Bylaws.

We clarify that in the case of insufficient quorum to open the aforementioned Meetings on first call, a new call by call notice will be disclosed on due course, and the Meeting will be held at least eight (8) days after such new call notice is published, in accordance with Article 124, paragraph 1, II, of the Brazilian Corporate Law. This Meeting will be opened on second call with any number of Stockholders holding common shares.

Venue

The Extraordinary General Meeting will be held exclusively in a digital and remote environment.
The link and access instructions to be provided by the Company to stockholders who have sent the documents below by September 28, 2022, to the email drinvest@ itau-unibanco.com.br:

a) Legal Entities: a notarized copy of the articles of association/ bylaws, and proof of election of management members, duly registered with the proper trade board.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

Call Notice

The Call notice included in item 3 hereof will be published on September 1, 2 and 3, 2022 in the O Estado de S. Paulo newspaper. It will also available on the Company's Investor Relations website (www.itau.com.br/relacoes-com-investidores).

Documents made available to stockholders

The documents to be reviewed at the Meeting (Call Notice, Protocol and Justification, Appraisal Report, proposed amendment to the Bylaws, Proxy Form, and Remote Voting Form) are available to Stockholders on the Investor Relations website (www.itau.com.br/relacoes-com-investidores), as well as on the CVM (www.cvm.gov.br) and B3 (www.b3.com.br) websites. Stockholders may also request a copy of said documents by the email ri@itau-unibanco.com.br.

Proxies

To assist Stockholders who decide to take part in the Extraordinary General Stockholders' Meeting represented by a proxy, we present Attachment VI - A "Proxy template for holders of common shares".

Alternatively, the Company will make available three (3) proxies who can represent the stockholder at the Meeting and will vote in strict conformity with the voting guidance presented by the Stockholder in accordance with the templates in Attachment IV - B "Proxy template made available by the Company (holders of common shares)". Please find information about the proxy request, in accordance with Attachment Q to CVM Resolution No. 81/22, in Attachment IV – C hereto".

To facilitate the running of General Stockholders´ Meetings, the Company suggests that Stockholders represented by proxies send a copy of the selected proxy and other documents listed in the Call Notice up to September 28, 2022 to the email: drinvest@itau-unibanco.com.br.

Remote voting form

The Company will adopt the remote voting system, in accordance with the provisions of CVM regulations, as well as the best market practices.

Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instruction concerning the matters to be resolved on at the Meeting:

- by remote voting form sent directly to the Company; or
- by form completion instructions transmitted to service providers, as follows:

a) to the Stockholders' custody agent, if shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services.

<u>Stockholders forwarding the voting form directly to the Company</u>
Stockholders choosing to exercise their remote voting rights may do so by forwarding the documentation below directly to the Company via email drinvest@itau-unibanco.com.br by September 23, 2022:

(i) the voting form duly filled, initialized and signed (signature notarized by a public notary's office, consularization, or a sworn translation of documents in foreign languages not required); and

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(ii) ID document – for Legal Entities: a notarized copy of the articles of incorporation/bylaws, proof of election of management members, and notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for Individuals: a notarized copy of the ID document bearing the Stockholder's picture. Documents issued abroad must be consularized or apostilled and be accompanied by the respective sworn translation.

Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify Stockholders that it has received and accepted these documents. This information will be sent to Stockholders at the electronic address stated in the voting form.

Stockholders forwarding the form to service providers
Stockholders may otherwise choose to exercise their remote voting rights through service providers, by transmitting their voting instruction to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by these service providers, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company's shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information about registration and the step-by-step procedure for issuing the digital certificate is provided on the website:
https://www.itau.com.br/investmentservices/assembleia-digital/

ITAÚ CORRETORA DE VALORES S.A.
3003-9285 (capital cities and metropolitan areas)
0800 7209285 (other locations)
Client Service opens on business days from 9:00 am to 6:00 pm.
Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders should transmit the form completion instructions to the service providers by September 23, 2022, unless otherwise indicated by the latter.

Conflict of interests

While the General Stockholders' Meeting is being held, attending Stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised, as it is done at meetings of the Company's management and inspection bodies. Any attending Stockholder aware of any conflicting situation regarding another Stockholder and the matter subject to resolution must speak up thereon.

When a conflict of interest is brought into light, the conflicted Stockholder must abstain from taking part in the resolution of the related matter.

If the conflicted Stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders' Meeting will determine that the conflicted votes cast be annulled, even if it is to occur after the Meeting.

Communication channel with the Board of Directors

Last but not least we highlight that Stockholders may send suggestions, criticisms or questions directly to the Board of Directors by clicking the link "Contact IR" on our Investor Relations website (www.itau.com.br/relacoes-com-investidores). In the field "Subject", please select the option "Recommendations to the Board of Directors to Stockholders´ Meeting."

3.Call notice

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. ("Company") are hereby invited by the Board of Directors to the Company's Extraordinary General Stockholders' Meeting to be held on September 30, 2022, at 11:00 a.m., exclusively digital, with the purpose to:

1. Resolve on the "Protocol and Justification" which establishes the terms and conditions of the partial spin-off of Banco Itaucard S.A. with the merger with and into the Company of the spun-off portion, as of base date of June 30, 2022;
2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Limited (PwC) as the specialized company responsible for the preparation of the appraisal report on the net book equity of Banco Itaucard S.A.'s to be merged with and into the Company;
3. Resolve on the appraisal report, based on the balance sheet as of June 30, 2022;
4. Resolve on the merger of the spun-off portion of Banco Itaucard S.A., without increasing the Company's capital stock;
5. Authorize the Company's managers, as provided for in its Bylaws, to take all actions and sign all documents necessary to implement and formalize the resolutions approved;
6. To amend the Bylaws, aiming at: (a) in article 2, updating the Company's corporate purpose, considering the new activities incorporated by it; and (b) in item 9.1., of article 9, changing the maximum number of members of the Executive Board, from 05 (five) to 35 (thirty-five) members; and
7. To consolidate the Bylaws to reflect the changes mentioned in the previous item.

The full description of the matters proposed, as well as their justification, is found in the General Stockholders' Meetings' Manual.

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The documents to be reviewed are available to Stockholders on the Company's Investor Relations website (www.itau.com.br/relacoes--com-investidores), as well as on the websites of the CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of these documents via email ri@itau-unibanco.com.br.

These Meetings will be held online with the link and access instructions to be provided by the Company to stockholders who have sent the documents below by September 28, 2022, to the email drinvest@itau-unibanco.com.br:

a) Legal Entities: a notarized copy of the articles of association/bylaws, and proof of election of management members, duly registered with the proper trade board.

b) Individuals: a digital copy of the ID document bearing the Stockholder's picture.

Stockholders may be represented at the General Stockholders' Meeting by a proxy, in accordance with Article 126 of Law No. 6,404/76, provided that this proxy sends an identity document, the documents listed below, and the corresponding notarized proxy.

We clarify that it is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, a Company's management member or a lawyer, and that any documents issued abroad be consularized or apostilled and accompanied by the respective sworn translation.

The Company suggests that Stockholders represented by proxies also send a copy of the documents listed above by September 28, 2022, to the email drinvest@itau-unibanco.com.br.

Stockholders may also participate in the Meeting through the remote voting form to be sent (i) directly to the Company, or (ii) to their respective custody agents, in the case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services, in the case shares are not deposited at a central depository, according to the procedures described in the General Stockholders' Meeting's Manual.

São Paulo (SP), August 31, 2022.

RENATO LULIA JACOB
Head of Investor Relations and Market Intelligence

4.Resolutions – Extraordinary General Stockholders' Meeting

1. Corporate reorganization within the Itaú Unibanco Conglomerate.

The Itaú Unibanco Conglomerate has been constantly seeking to streamline the use of its resources and optimize its structures and business areas for the purpose of increasing efficiency and return on the invested amounts.

Against this backdrop, the Board of Directors approved a proposal for a corporate reorganization comprising the partial spin-off of Banco Itaucard S.A. ("Itaucard"), a company wholly owned by the Itaú Unibanco Conglomerate, and the incorporation of the spun-off portion with and into the Company ("Transaction").

The goal of the Transaction is to transfer all activities currently carried out by Itaucard shall be transferred to Itaú Unibanco Holding, except for the payment accounts management operation, short-term investments, securities, including derivatives, among other claims and assets, as detailed in the "Protocol and Justification" and in the "Appraisal Report".

This Manual contains all the documents necessary for the stockholders to deliberate on the Management Proposal. The "Protocol and Justification" establishes the terms and conditions of the spin-off and merger. The Appraisal Report, based on the balance sheets as of June 30, 2022 of Itaucard and the Company, was prepared by specialized firm PricewaterhouseCoopers Auditores Independentes (PwC). These documents are included in Attachment I, corresponding to the content of Attachment I to CVM Resolution 81/22. Attachment II contains the Information about the Appraisers, as required by Attachment L to CVM Resolution No. 81/22.

2. Amendment to the Company's Bylaws.

Because to the proposed merger of the spun-off portion of Itaucard with and into the Company, the corporate purpose of Itaú Unibanco Holding will be amended to include the merged activities. Nevertheless, there will be no material change in the activities performed, since these activities are already developed by the Itaú Unibanco Conglomerate, nor will there be an increase in capital stock, considering that Itaucard is already a wholly-owned subsidiary of the Company. Therefore, the amendment to the Company's corporate purpose will not cause an increase in risk exposure and it does not trigger any right of withdrawal. The activities to be merged are: (i) the issuance and management of credit cards, and the operation of customer loyalty programs by virtue of the relationship with the Company; (ii) the implementation and management of payment arrangements; (iii) the implementation of customer loyalty programs by virtue of the relationship with other companies; (iv) the development of partnerships for the promotion of goods and/or services by providing space in digital platforms, materials, and dissemination outlets; and (v) all other necessary and/or complementary activities for the achievement of its goals.

Considering the incorporation by the Company of the activities indicated above, the complexity of the operations and the new dynamics of the corporate activities, the Bylaws of Itaú Unibanco Holding will be modified to increase the maximum number of directors, and the Board of Officers will be composed of 05 (five) to 35 (thirty-five) members.

3. Consolidation of the Bylaws

Attachment III has the consolidated copy of the Bylaws containing in highlight the changes mentioned in the previous item, as well as a report detailing the origin and justification for the changes and analyzing their legal and economic effects, under the terms of article 12 of CVM Resolution 81/22.

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ATTACHMENTS

ATTACHMENT I ATTACHMENT I TO CVM RESOLUTION No. 81/22 1. Protocol and justification for the transaction, in accordance with Articles 224 and 225 of Law No. 6,404, of 1976 PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN-OFF OF BANCO ITAUCARD S.A. AND MERGER OF THE SPUN-OFF PORTION WITH AND INTO ITAÚ UNIBANCO HOLDING S.A. By this Spin-off Protocol and Justification (“Protocol and Justification”), entered into pursuant to the provisions of Articles 224, 225, and 229 of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”), and other applicable statutes, and in due accordance with existing law, the parties identified below: 1. BANCO ITAUCARD S.A., with head office in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 7º andar, Parte, Parque Jabaquara, CEP 04344-902, Corporate Taxpayers’ Registry (CNPJ) 17.192.451/0001-70 and Company Registry Identification Number (NIRE) 35300176871 (“ITAUCARD”), hereby represented by its undersigned Officers; and 2. ITAÚ UNIBANCO HOLDING S.A., with head office in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, Corporate Taxpayers’ Registry (CNPJ) 60.872.504/0001-23 and Company Registry Identification Number (NIRE) 35300010230 (“ITAÚ UNIBANCO HOLDING”), hereby represented by its undersigned Officers; ITAUCARD and ITAÚ UNIBANCO HOLDING hereinafter collectively referred to as “Companies” or “Parties”. Whereas, (i) the Itaú Unibanco Conglomerate has been constantly seeking to streamline the use of its resources and optimize its structures and business areas for the purpose of increasing efficiency and return on the invested amounts. In that sense, on August 25, 2022 the Board of Directors of ITAÚ UNIBANCO HOLDING approved the proposed corporate reorganization with the partial spin-off of ITAUCARD and the merger of the spun-off portion with and into ITAÚ UNIBANCO HOLDING (“Spin-off” or “Transaction”). The goal of the Spin-off is to transfer to ITAÚ UNIBANCO HOLDING all activities currently carried out by ITAUCARD, except for the payment accounts management operation, short-term investments, securities, including derivatives, among other claims and assets; (ii) according to conducted studies, a partial spin-off of ITAUCARD with the merger of the spun-off portion with and into ITAÚ UNIBANCO HOLDING is convenient, the reason why we propose the execution of this Protocol and Justification; and

(iii) currently, ITAÚ UNIBANCO HOLDING hold 100% of ITAUCARD’s shares. NOW THEREFORE THE PARTIES HERETO AGREE TO execute this Protocol and Justification, which shall be governed by the following terms and conditions: 1. RATIONALE AND PURPOSES OF THE TRANSACTION, INTEREST OF THE COMPANIES IN ITS COMPLETION AND COMPONENTS OF THE SPUN-OFF PORTION 1.1. After preliminary studies on the convenience of the Transaction, based on the arguments contained in the considerations above, the management of the Companies concluded that the reorganization would fully meet the interests of the Itaú Unibanco Conglomerate. 1.2. The purpose of the Spin-off of ITAUCARD is to seek greater synergy among the companies and activities of the Itaú Unibanco Conglomerate for the purpose of streamlining costs and achieving more efficiency. 1.3. The Spin-off shall result in the transfer of part of ITAUCARD’s equity to ITAÚ UNIBANCO HOLDING and the spun-off portion merged with and into ITAÚ UNIBANCO HOLDING shall consist of assets and liabilities that were valued at four billion, two hundred and thirty-five million, two hundred and seventeen thousand, two hundred and sixty Brazilian reais and two centavos (R$4,235,217,260.02) (“Spun-off Portion”). 1.4. The remaining portion of ITAUCARD’s equity shall correspond to seven billion, six hundred and twenty-four million, six hundred and seventy-six thousand, seven hundred and seventy-eight Brazilian reais and thirty-three centavos (R$7,624,676,778.33). 1.5. All assets and liabilities that make up the equity of ITAUCARD and do not make up the Spun-off Portion shall remain as assets and liabilities of ITAUCARD. 2. APPRAISAL CRITERIA, BASE DATE, AND TREATMENT GIVEN TO SUBSEQUENT CHANGES IN EQUITY 2.1. The spun-off portion of the ITAUCARD’s equity, to be merged with and into ITAÚ UNIBANCO HOLDING, shall be valued at its carrying amount, based on the balance sheet of ITAUCARD as of June 30, 2022 (“Spin-off Base Date”). 2.2. Specialized firm PricewaterhouseCoopers Auditores Independentes Ltda. (“PWC”), with head office São Paulo (SP), at Avenida Brigadeiro Faria Lima, 3.732, 16th floor, sections 1 and 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132, enrolled with the CNPJ under no. 61.562.112/0001-20, registered in the Regional Accounting Council of the State of São Paulo under no. 2SP000160/O-5, was requested to appraise the value of ITAUCARD’s net book equity, which will have the Spun-off Portion merged with and into ITAÚ UNIBANCO HOLDING, based on the balance sheet prepared as of the Spin-off Base Date. The appraisal 9 report on the net book equity ("Appraisal Report") is an integral part of this Protocol and Justification, pursuant to Attachment I hereto, and the amount stated therein is subject to the review and approval by the shareholders of the Companies, pursuant to the law.

2.3. Of the equity of ten billion, eight hundred and fifty-nine million, eight hundred and ninety-four thousand, thirty-eight Brazilian reais and thirty-four centavos (R$10,859,894,038.34[1]), recorded in **ITAUCARD**'s balance sheet as of the Spin-off Date, confirmed by the Appraisal Report, the amount four billion, two hundred and thirty-five million, two hundred and seventeen thousand, two hundred and sixty Brazilian reais and two centavos (R$4,235,217,260.02), represented by the assets and liabilities listed in Attachment II hereto shall be transferred to **ITAÚ UNIBANCO HOLDING**.

2.4. After the spin-off, **ITAUCARD** shall remain existing uninterruptedly, and its equity shall be reduced driven by the transfer of the spun-off portion to **ITAÚ UNIBANCO HOLDING**, as per the table below. This reduction shall occur: (i) without cancellation of any **ITAUCARD** shares held by **ITAÚ UNIBANCO HOLDING**; and (ii) with a reduction of **ITAUCARD**'s capital by two billion, six hundred and sixty-one million, five hundred thousand Brazilian reais and one centavo (R$2,661,500,000.01). As a result, **ITAUCARD**'s equity shall be represented as follows:

Line item	Equity as of 06/30/2022	Subsequent events [1]	After subsequent events	Portion transferred to IU Holding	After spin-off
Equity	**10,859,894,038.34**	**1,000,000,000.01**	**11,859,894,038.35**	**(4,235,217,260.02)**	**7,624,676,778.33**
Capital	5,511,500,000.00	1,000,000,000.01	6,511,500,000.01	(2,661,500,000.01)	3,850,000,000.00
Capital reserve	17,597,206.55		17,597,206.55	(17,597,206.55)	-
Revenue reserve	5,644,686,540.03		5,644,686,540.03	(1,868,309,701.44)	3,776,376,838.59
Valuation adjustments to equity	(313,889,708.24)		(313,889,708.24)	312,189,647.98	(1,700,060.26)

1. On July 29, 2022, a capital increase was approved, pending ratification by the Central Bank of Brazil

2.4.1. Between the Spin-off's Base Date and the execution of this Protocol and Justification there was an event that changed **ITAUCARD**'s equity, already reflected in the table above referent to capital increase of **ITAUCARD** in the amount of one billion Brazilian reais and one centavo (R$1,000,000,000.01), approved in the Extraordinary Stockholders' Meeting of July 29, 2022, where, on the Transaction date **ITAUCARD**'s capital is six billion, five hundred and eleven million, five hundred thousand Brazilian reais and one centavo (R$6,511,500,000.01).

2.5. Considering that **ITAUCARD** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING,** the merger of the Spun-off Portion shall not result in any increase in the capital stock or issue of new shares of **ITAÚ UNIBANCO HOLDING**.

[1] As shown in the table in item 2.4, ITAUCARD's net worth, after subsequent events, is R$ 11,859,894,038.35.

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2.6. The Spin-off will take place by means of (i) an Extraordinary General Meeting of ITAUCARD, which shall approve at least this Protocol and Justification and the Spin-off, the ratification of the appointment of PWC as the transaction’s appraiser, the Appraisal Report prepared by PWC, authorize its management to take all the necessary actions for the implementation of the Spin-off, as well as the reduction of the ITAUCARD’s capital, and the approve consequent amendment to its Bylaws; (ii) an Extraordinary General Meeting of ITAU UNIBANCO HOLDING, which shall approve at least this Protocol and Justification, the ratification of the appointment of PWC as the appraiser, the Appraisal Report prepared by PWC, and the Transaction, shall be approved, and authorize its management to take all the necessary actions for the implementation of the Transaction, and approve the amendment to the corporate purpose of ITAÚ UNIBANCO HOLDING, as detailed below; and (iii) approval by the Central Bank of Brazil (“BACEN” and “Effective Date”), when all rights, obligations and contingencies that constitute the Split Portion of ITAUCARD, to be absorbed by ITAU UNIBANCO HOLDING will be considered as of this. 2.7. Changes in equity verified between the Spin-off’s Base Date and the Completion Date, if any, shall be recognized by ITAUCARD and transferred to ITAU UNIBANCO HOLDING. 3. CORPORATE SUBSTITUTION AND CAPITAL STOCK 3.1.After the Spin-off, ITAUCARD shall continue as a going concern. Pursuant to subsection 2.4 above, however, due to the transfer of a portion of its equity to ITAÚ UNIBANCO HOLDING, its capital shall be reduced by two billion, six hundred and sixty-one million, five hundred thousand Brazilian reais and one centavo (R$2,661,500,000.01), to six billion, five hundred and eleven million, five hundred thousand Brazilian reais and one centavo (R$6,511,500,000.01) from three billion eight hundred and fifty million Brazilian reais (R$3,850,000,000.00), without cancelling the ITAUCARD shares held by ITAÚ UNIBANCO HOLDING. 3.2.Pursuant to subsection 2.5 and considering that ITAUCARD is a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING, the merger of the Spun-off Portion shall not result in any increase in the capital stock or issue of new shares of ITAÚ UNIBANCO HOLDING. Thus, after the completion of the Spin-off, the capital of ITAÚ UNIBANCO HOLDING shall continue to be ninety billion, seven hundred and twenty nine million Brazilian reais (R$90,729,000,000.00), represented by four billion, nine hundred and fifty-eight million, two hundred and ninety thousand, three hundred and fifty-nine (4,958,290,359) common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand, nine hundred and eighty-nine (4,845,844,989) preferred shares. 3.3.Whereas the Transaction shall not trigger a capital increase and/or the issue of new shares by ITAÚ UNIBANCO HOLDING, it is not necessary to set criteria for the exchange ratio with respect to the portion transferred to ITAÚ UNIBANCO HOLDING. 11

4. AMENDMENTS TO BYLAWS 4.1. Should the terms and conditions hereof be approved, ITAUCARD’s capital of six billion, five hundred and eleven million, five hundred thousand Brazilian reais and one centavo (R$6,511,500,000.01) shall decrease to three billion eight hundred and fifty million Brazilian reais (R$3,850,000,000.00), without the cancelation of the ITAUCARD shares held by ITAÚ UNIBANCO HOLDING, resulting in the amendment to the wording of Article 3, heading, of ITAUCARD’s Bylaws, which shall have the following wording: “Article. 3—Capital, fully paid-in in national currency, is three billion eight hundred and fifty million Brazilian reais (R$3,850,000,000.00), represented by two hundred and sixty-one billion, two hundred and seventy million, three hundred and six thousand and five hundred and twenty-nine (261,270,306,529) registered shares, without par value, of which two hundred and fifty-nine billion, eight hundred and seventy-four million, six hundred and ninety-eight thousand, eight hundred and sixty-three (259,874,698,863) common shares and one billion, three hundred and ninety-five million, six hundred and seven thousand, six hundred and sixty-six (1,395,607,666) preferred shares, these without voting rights, the preference being represented by priority in any capital reimbursement, without premium.” 4.2. This Transaction shall not result in any capital increase in ITAÚ UNIBANCO HOLDING. Nevertheless, because to the proposed merger of the spun-off portion, the corporate purpose of ITAÚ UNIBANCO HOLDING shall be amended to include the merged activities. Albeit, there shall be no essential change in the activities performed, since these activities are already performed by the Itaú Unibanco Conglomerate. Accordingly, Article 2, heading, of the Bylaws of ITAÚ UNIBANCO HOLDING shall have the following wording: “Article 2 – PURPOSE – The company has as its purpose (i) banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the operation of customer loyalty programs by virtue of the relationship with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of customer loyalty programs by virtue of the relationship with other companies; (v) the development of partnerships for the promotion of goods and/or services by providing space in digital platforms, materials, and dissemination outlets; and (vi) all other necessary and/or complementary activities for the achievement of its goals.”

5. OTHER CONSIDERATIONS 5.1. Currently, ITAUCARD has a Separate Administrative Unit (UAD), located at Rua Ururaĺ 111, bloco B, 1º andar, parte, Tatuapé, São Paulo (SP), CEP 03084-010, which will remain active at ITAUCARD after the Spin-off. 5.2. All registrations of brands owned by ITAUCARD, as listed in Attachment III, are part of the portion of spun-off assets that will be merged into the ITAÚ UNIBANCO HOLDING and will become the property of the latter. 5.3. Whereas ITAÚ UNIBANCO HOLDING is the only shareholder of ITAUCARD and already issued a statement in favor of the transaction, it is not necessary to set a reimbursement amount for the shares and the provisions of Article 264 of the Brazilian Corporate Law do not apply. In addition, Articles 137 and 256 of the Brazilian Corporate Law do not apply, given that ITAUCARD is already a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING. 5.4. Under Article 233, Sole Paragraph, of the Brazilian Corporate Law, once the Spin-off is effectived, all assets, rights, claims, obligations, contingencies and liabilities of ITAUCARD relating to the Spun-off Portion are automatically transferred to the assets of ITAÚ UNIBANCO HOLDING, which will succeed ITAUCARD only in relation to the obligations corresponding to the Spun-off Portion. 5.5. Whereas the Companies are both authorized to operate by the BACEN, the Transaction shall be submitted to the approval of said agency, pursuant to the relevant regulation. 5.6. The Companies hereby agree that, once the terms of the Operation are approved by their competent bodies, pursuant to this Protocol and Justification, after the review and approval of the Transaction by the Central Bank of Brazil, they shall file and issue the Spin-off documentation, pursuant to the applicable laws and regulations. 5.7. This instrument is entered into on an irrevocable and irreversible basis, binding upon the signatories and their successors, and shall be governed and interpreted in accordance with the applicable laws and regulations, and hereby appoint the venue of the judicial district of São Paulo to settle any controversies arising herefrom. IN WITNESS WHEREOF, the Parties hereby have executed this Protocol and Justification in two (2) counterparts, same in content and form, before the two witnesses below. São Paulo (SP), August 31, 2022. 13

BANCO ITAUCARD S.A.

RUBENS FOGLI NETTO
Chief Executive Officer

RENATO GIONGO VICHI
Officer

ITAÚ UNIBANCO HOLDING S.A.

ALEXSANDRO BROEDEL LOPES
Officer

ÁLVARO FELIPE RIZZI RODRIGUES
Officer

Witnesses:

1.____________________________________

Name: DÁRIO BARGAS PASSOS
RG-SSP/SP 18.811.225 – CPF 080.496.398-35

2.____________________________________

Name: MARCOS LUIZ FERREIRA
RG-SSP/SP 25.575.317-2 - CPF 176.147.528-21

14

ATTACHMENT I TO THE PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN-OFF OF BANCO ITAUCARD S.A. AND TRANSFER OF THE SPUN-OFF PORTION WITH AND INTO ITAÚ UNIBANCO HOLDING S.A. APPRAISAL REPORT The Appraisal Report is included in item 7 of this Attachment.

ATTACHMENT II TO THE PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN-OFF OF BANCO ITAUCARD S.A. AND TRANSFER OF THE SPUN-OFF PORTION WITH AND INTO ITAÚ UNIBANCO HOLDING S.A.

ASSIGNED ASSETS AND LIABILITIES

Banco Itaucard S.A.

Spin-off Balance Sheet

(In thousands of reais)

Assets	Before spin-off 06/30/2022	Subsequent event	After subsequent event	Portion transferred to IU Holding	After spin-off
Current and Non-current assets	**148,056,937**	**1,000,000**	**149,056,937**	**(139,386,488)**	**9,670,449**
Cash	**1,124,320**	**-**	**1,124,320**	**(1,032,442)**	**91,878**
Interbank investments [1]	**3,621,651**	**1,000,000**	**4,621,651**	**-**	**4,621,651**
Securities	**4,860,076**	**-**	**4,860,076**	**-**	**4,860,076**
Derivative financial instruments	**18,318**	**-**	**18,318**	**-**	**18,318**
Loan, lease and other credit operations	**124,374,027**	**-**	**124,374,027**	**(124,374,027)**	**-**
Operations with credit granting characteristics	135,346,640	-	135,346,640	(135,346,640)	-
(Provision for loan losses)	(10,972,613)	-	(10,972,613)	10,972,613	-
Other receivables	**13,301,551**	**-**	**13,301,551**	**(13,225,100)**	**76,451**
Other assets	**756,994**	**-**	**756,994**	**(754,919)**	**2,075**
Permanent assets	**11,746,621**	**-**	**11,746,621**	**(11,741,383)**	**5,238**
Investments	**11,266,107**	**-**	**11,266,107**	**(11,266,107)**	**-**
Real estate	**3,504**	**-**	**3,504**	**(3,504)**	**-**
Intangible assets	**477,010**	**-**	**477,010**	**(471,772)**	**5,238**
Total assets	**159,803,558**	**1,000,000**	**160,803,558**	**(151,127,871)**	**9,675,687**

16

Banco Itaucard S.A.

Spin-off Balance Sheet

(In thousands of Reais)

Liabilities and stockholders' equity	Before spin-off 06/30/2022	Subsequent event	After subsequent event	Portion transferred to IU Holding	After spin-off
Current and Non-current liabilities	**148,943,664**	**-**	**148,943,664**	**(146,892,654)**	**2,051,010**
Deposits	**71,923,844**	**-**	**71,923,844**	**(70,600,055)**	**1,323,789**
Deposits received under securities repurchase agreements	**198,337**	**-**	**198,337**	**-**	**198,337**
Interbank accounts	**49,259,088**	**-**	**49,259,088**	**(49,120,423)**	**138,665**
Borrowing and onlending	**58,682**	**-**	**58,682**	**(58,682)**	**-**
Derivative financial instruments	**346,992**	**-**	**346,992**	**-**	**346,992**
Allowance for loan commitments	**618,508**	**-**	**618,508**	**(618,508)**	**-**
Provisions	**841,806**	**-**	**841,806**	**(841,806)**	**-**
Other liabilities	**25,696,407**	**-**	**25,696,407**	**(25,653,180)**	**43,227**
Stockholders' equity	**10,859,894**	**1,000,000**	**11,859,894**	**(4,235,217)**	**7,624,677**
Capital [1]	5,511,500	1,000,000	6,511,500	(2,661,500)	3,850,000
Capital reserves	17,597	-	17,597	(17,597)	-
Revenue reserves	5,644,687	-	5,644,687	(1,868,310)	3,776,377
Other comprehensive income	(313,890)	-	(313,890)	312,190	(1,700)
Total liabilities and stockholders' equity	**159,803,558**	**1,000,000**	**160,803,558**	**(151,127,871)**	**9,675,687**

1. On July 29, 2022, a capital increase was approved, pending ratification by the Central Bank of Brazil

17

ATTACHMENT III TO THE PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPINOFF OF BANCO ITAUCARD S.A. AND TRANSFER OF THE SPUN-OFF PORTION WITH AND INTO ITAÚ UNIBANCO HOLDING S.A. Registration Number Brand Country 819613231 Brasil 819011827 Brasil 828252467 AEROMILHAS Brasil 820191973 BANCO EMPRESARIAL Brasil BANDEIRANTES 829410309 Brasil 821453440 CARTÃO ELETRÔNICO UNIBANCO Brasil 819550590 Brasil 710136064 CREDI-CARD Brasil 007544260 CREDI-CARD Brasil 007226349 CREDI-CARD Brasil 800195060 CREDIBANCO Brasil 815144970 Brasil 006751369 CREDICARD Brasil 006751377 CREDICARD Brasil 811786463 CREDICARD Brasil 830218963 CREDICARD Brasil 825344905 Brasil 831078774 CREDICARD EMOÇÕES Brasil 903453789 CREDICARD EMOÇÕES Brasil 820285250 CREDICARD HALL Brasil 820521582 Brasil 18

820521590	CREDICARD HALL	Brasil
820285269	CREDICARD HALL	Brasil
814483356	CREDICARD SA	Brasil
819198897	Credisa	Brasil
819857777	CREDITEC	Brasil
830631950	CRÉDITO UNIVERSITÁRIO ITAÚ	Brasil
821717057	e-card	Brasil
821458892	easyCard	Brasil
821458914	ecash	Brasil
821458922	ecash	Brasil
827516460	FININCHEQUE	Brasil
810528290	Fininvest	Brasil
829410295	FININVEST	Brasil
790146282		Brasil
830499032	GANHÔMETRO ITAUCARD	Brasil
840691599	ITAÚ TRAVEL	Brasil
840691602	ITAÚ TRAVEL MONEY	Brasil
840179766	Itaucard 1.0	Brasil
840171412	Itaucard 2.0	Brasil
840179847	Itaucard 3.0	Brasil
840179820	Itaucard 4.0	Brasil
840179804	Itaucard 5.0	Brasil
830998853	ITAUCARD INOVA	Brasil
901883182	ITAUCARD PROGRAMADO	Brasil
819783765	JETCRED	Brasil

19

821857428	LATINCARD	Brasil
914987569	MEGAPOP CREDICARD	Brasil
914987712		Brasil
823503003		Brasil
830476687	MICROINVEST	Brasil
830476695		Brasil
914987526	MINIPOP CREDICARD	Brasil
914987674		Brasil
826442609	MULTIPROTEÇÃO UNICARD	Brasil
914987453	POP CREDICARD	Brasil
914987593		Brasil
820610828	PROGRAMA DE PREMIAÇÃO QUILOMETROS DE VANTAGENS	Brasil
820610836	PROGRAMA QUILOMETROS DE VANTAGENS	Brasil
914987470	SUPERPOP CREDICARD	Brasil
914987623		Brasil
821638025	TELESAQUE UNIBANCO	Brasil
816271933		Brasil
819701025	UNIBANCO	Brasil
821291858	UNIBANCO INTERNETCARD	Brasil
821291866	UNIBANCO VIRTUAL CARD	Brasil
821291840	UNIBANCO WEBCARD	Brasil
821413023	UNICARD	Brasil
919472834	ZUX	Brasil
3813752	FININVEST	Argentina

20

1248404 Chile 489802 BANESTADO Uruguai 489803 BANPARANA Uruguai 2. Other agreements, contracts and precontracts regulating the exercise of the right to vote or the transfer of shares of surviving companies or companies resulting from the transaction, filed at the head office of the company, or to which the controlling stockholder of the company is a party None. 3. Description of the transaction, including: a. Terms and conditions Refers to a corporate restructuring proposal for the partial spin-off of Banco Itaucard S.A., a wholly-owned subsidiary of the Itaú Unibanco Conglomerate, engaged in (i) banking, in all types of activities authorized for a multiple bank, using investment, loan, financing and investment, and leasing portfolios; (ii) the issuance and management of credit cards, and the operation of customer loyalty programs by virtue of the relationship with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of customer loyalty programs by virtue of the relationship with other companies; (v) the development of partnerships for the promotion of goods and/or services by providing space in digital platforms, materials, and dissemination outlets; and (vi) all other necessary and/or complementary activities for the achievement of its goals. The spun-off portion shall be merged with and into Itaú Unibanco Holding S.A., without increasing its capital stock or issuing new shares, since it is a merger of a portion of a wholly-owned subsidiary. b. Obligations to compensate: i. The management of any of the companies involved ii. If the transaction does not take place The transaction does not include any obligation to compensate the management of the companies involved nor is there any obligation to compensate for its noncompletion. 21

c. Comparative table of the rights, advantages and restrictions of the shares of involved or resulting companies, before and after the transaction

There are no changes in the rights, advantages or restrictions arising from the shares of the companies involved in the transaction.

d. Any need for approval from debenture holders or other creditors

Not applicable.

e. Assets and liabilities making up each portion of the equity, in case of a spin-off

The amount R$ 4,235,217,260.02, represented by the assets and liabilities below, out of the equity totaling R$10,859,894,038.34[2], recognized in the balance sheet as of the base date of Banco Itaucard's spin-off and confirmed by the Appraisal Report, shall be transferred to Itaú Unibanco Holding:

Banco Itaucard S.A.

Spin-off Balance Sheet

(In thousands of reais)

Assets	Before spin-off 06/30/2022	Subsequent event	After subsequent event	Portion transferred to IU Holding	After spin-off
Current and Non-current assets	**148,056,937**	**1,000,000**	**149,056,937**	**(139,386,488)**	**9,670,449**
Cash	**1,124,320**	-	**1,124,320**	**(1,032,442)**	**91,878**
Interbank investments [1]	**3,621,651**	**1,000,000**	**4,621,651**	-	**4,621,651**
Securities	**4,860,076**	-	**4,860,076**	-	**4,860,076**
Derivative financial instruments	**18,318**	-	**18,318**	-	**18,318**
Loan, lease and other credit operations	**124,374,027**	-	**124,374,027**	**(124,374,027)**	-
Operations with credit granting characteristics	135,346,640	-	135,346,640	(135,346,640)	-
(Provision for loan losses)	(10,972,613)	-	(10,972,613)	10,972,613	-
Other receivables	**13,301,551**	-	**13,301,551**	**(13,225,100)**	**76,451**
Other assets	**756,994**	-	**756,994**	**(754,919)**	**2,075**
Permanent assets	**11,746,621**	-	**11,746,621**	**(11,741,383)**	**5,238**
Investments	**11,266,107**	-	**11,266,107**	**(11,266,107)**	-
Real estate	**3,504**	-	**3,504**	**(3,504)**	-
Intangible assets	**477,010**	-	**477,010**	**(471,772)**	**5,238**
Total assets	**159,803,558**	**1,000,000**	**160,803,558**	**(151,127,871)**	**9,675,687**

[2] On July 29, 2022, a capital increase of Banco Itaucard S.A. was approved, in the amount of R$1,000,000,000,01, pending ratification by the Central Bank of Brazil.

22

Banco Itaucard S.A.

Spin-off Balance Sheet

(In thousands of Reais)

Liabilities and stockholders' equity	Before spin-off 06/30/2022	Subsequent event	After subsequent event	Portion transferred to IU Holding	After spin-off
Current and Non-current liabilities	**148,943,664**	**-**	**148,943,664**	**(146,892,654)**	**2,051,010**
Deposits	**71,923,844**	**-**	**71,923,844**	**(70,600,055)**	**1,323,789**
Deposits received under securities repurchase agreements	**198,337**	**-**	**198,337**	**-**	**198,337**
Interbank accounts	**49,259,088**	**-**	**49,259,088**	**(49,120,423)**	**138,665**
Borrowing and onlending	**58,682**	**-**	**58,682**	**(58,682)**	**-**
Derivative financial instruments	**346,992**	**-**	**346,992**	**-**	**346,992**
Allowance for loan commitments	**618,508**	**-**	**618,508**	**(618,508)**	**-**
Provisions	**841,806**	**-**	**841,806**	**(841,806)**	**-**
Other liabilities	**25,696,407**	**-**	**25,696,407**	**(25,653,180)**	**43,227**
Stockholders' equity	**10,859,894**	**1,000,000**	**11,859,894**	**(4,235,217)**	**7,624,677**
Capital [1]	5,511,500	1,000,000	6,511,500	(2,661,500)	3,850,000
Capital reserves	17,597	-	17,597	(17,597)	-
Revenue reserves	5,644,687	-	5,644,687	(1,868,310)	3,776,377
Other comprehensive income	(313,890)	-	(313,890)	312,190	(1,700)
Total liabilities and stockholders' equity	**159,803,558**	**1,000,000**	**160,803,558**	**(151,127,871)**	**9,675,687**

1. On July 29, 2022, a capital increase was approved, pending ratification by the Central Bank of Brazil

After the spin-off, Banco Itaucard S.A. shall remain existing uninterruptedly, and its equity shall be reduced driven by the transfer of the spun-off portion to Itaú Unibanco Holding S.A. Such reduction shall be carried out without cancellation of any Banco Itaucard S.A. shares and shall result in a reduction of its capital by R$ 2,661,500,000.01. As a result, the equity of Banco Itaucard S.A. shall be represented as follows:

Line item	Equity as of 06/30/2022	Subsequent events[1]	After subsequent events	Portion transferred to IU Holding	After spin-off
Equity	**10,859,894,038.34**	**1,000,000,000.01**	**11,859,894,038.35**	**(4,235,217,260.02)**	**7,624,676,778.33**
Capital	5,511,500,000.00	1,000,000,000.01	6,511,500,000.01	(2,661,500,000.01)	3,850,000,000.00
Capital reserve	17,597,206.55		17,597,206.55	(17,597,206.55)	-
Revenue reserve	5,644,686,540.03		5,644,686,540.03	(1,868,309,701.44)	3,776,376,838.59
Valuation adjustments to equity	(313,889,708.24)		(313,889,708.24)	312,189,647.98	1,700,060.26

1. On July 29, 2022, a capital increase was approved, pending ratification by the Central Bank of Brazil

Considering that Banco Itaucard S.A. is a wholly-owned subsidiary of Itaú Unibanco Holding, the merger of the spun-off portion shall not result in any increase in the Company's capital stock or issue of new shares.

f. Intention of the resulting companies to register as securities issuers

Not applicable.

23

4. Plans for business, in particular any specific corporate events proposed The core business shall not be changed since the transaction consists of an internal corporate restructuring. However, the corporate purpose of Itaú Unibanco Holding S.A. will be expanded to include business activities involved in the merger of the spun-off portion of Banco Itaucard S.A., previously performed by the latter, a wholly-owned subsidiary of the former. 5. Analysis of the following aspects of the transaction: a. Description of the main expected benefits[1], including: i. Synergies ii. Tax benefits iii. Strategic advantages The transaction brings greater synergy between the activities and streamlines the use of the Itaú Unibanco Conglomerate’s resources and optimizes structures, business areas, and costs, aiming at increasing the efficiency and return on invested amounts. b. Costs It is estimated that the costs involved to complete the Transaction will be approximately R$2 millions, including expenses on the publication of the corporate documents and the fees of independent auditors, appraisers, attorneys, and other professionals hired to provide advisory services in the Transaction. c. Risk factors Considering that the Company already owns 100% of Banco Itaucard S.A. capital stock and, therefore, the merger of the spun-off portion with and into the Company, as regards the partial spin-off of Banco Itaucard S.A., consists of merging equity already held by the Company, the Transaction shall not increase its risk exposure or impact its business, its securities, or the risks to which the stockholders, investors, and other Company stakeholders are exposed. Therefore, the Company does not identify risk factors that are different from those already described in “Section 4” of its Reference Form. The proposed Operation depends on approval by the Central Bank of Brazil. d. If this is a transaction with a related party, inform any alternatives that could have been used to achieve the same objectives, indicating why they were ruled out3 There is no alternative to carrying out the corporate reorganization, as it is an intragroup corporate reorganization to increase the efficiency of and streamline the corporate structure of the companies involved. [1] Whenever benefits are measured by management, estimates should be disclosed. Corporate| Internal 3 In a transaction with a subsidiary, for example, it should be explained why the company did not elect a tender offer or exchange of shares, or any other type of corporate transaction. 24

e. Ratio of exchange The transaction shall not involve the ratio of share exchange Itaú Unibanco Holding S.A. shares since the spun-off portion is part of the Company’s equity, which already holds 100% of the capital stock of Banco Itaucard S.A. Therefore, there will be no capital increase in the Company and no new shares will be issued. f. In transactions involving parent companies, subsidiaries or companies under common control i. Share exchange ratio calculated in accordance with Article 264 of Law No. 6,404, of 1976 Not applicable. ii. Detailed description of the process of negotiating the ratio of exchange and other terms and conditions of the transaction In the spin-off of Banco Itaucard S.A., the appraisal governed by in Article 264 of the Brazilian Corporate Law (Law No. 6,404, of 1976) is not required due to the absence of minority stockholders and the inexistence of an exchange ratio or capital increase in the successor company. iii. If the transaction has been preceded, in the last twelve (12) months, by the acquisition of control or interest in a controlling group: • Comparative analysis of the ratio of exchange and the price paid for acquiring control Not applicable. • Reasons to justify any difference in valuation of the different transactions Not applicable. iv. Reasons why the ratio of exchange is commutative, with a description of the procedures and criteria adopted to guarantee the commutative conditions of the transaction or, if the ratio of exchange is not commutative, details of the payment or equivalent measures taken to ensure adequate compensation. Not applicable. 6. Copy of the minutes of all meetings of the Board of Directors, Supervisory Council and special committees at which the transaction was discussed, including any dissenting votes 25

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE SUPERVISORY COUNCIL OF JULY 28, 2022 DATE AND TIME: On July 28, 2022, at 8:00 a.m. CHAIRMAN: Gilberto Frussa. QUORUM: The totality of the elected members, as permitted by item 4.6 of the Internal Charter of the Supervisory Council. RESOLUTION UNANIMOUSLY MADE: 1. The members of the Company’s Supervisory Council have met to examine and opine on the proposals to be submitted to the Extraordinary General Stockholders’ Meeting (“ESM”) to: 2.1. Resolve on the “Protocol and Justification” which establishes the terms and conditions of the partial spin-off of Banco Itaucard S.A. with the merger with and into the Company of the spun-off portion, for the purpose of transferring to the Company all activities currently carried out by Banco Itaucard S.A., except for the payment accounts management operation, short-term investments and securities, including derivatives, among other claims and assets (“Transaction”); 2.2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Limited (PwC) as the specialized company responsible for the preparation of the appraisal report of Banco Itaucard S.A.’s net assets to be merged with and into the Company (“Appraisal Report”); 2.3. Resolve on the Appraisal Report, based on the balance sheet of Banco Itaucard S.A. as of March 31, 2022, wich may be updated with subsequent events; 2.4.Resolve on the Transaction without an increase of the Company’s capital. After examining and discussing the aforementioned proposals, the Councilors resolved to draw up the following opinion: 26

After examining the documents related to the proposals to be submitted at the Extraordinary General Stockholders’ Meeting and verifying the accuracy of all the elements examined, the opinion of the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure and the financial position of the Company, and the merger and spin-off transactions, as well as their legal effects, represent fairly the interests of the stockholders of the Company, in compliance with applicable legal and statutory rules and procedures. CLOSING: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), July 28, 2022. (undersigned) Artemio Bertholini; Eduardo Hiroyuki Miyaki; and Gilberto Frussa – Coucilors. WE HEREBY CERTIFY THAT THIS IS A TRUE COPY OF THE ORIGINAL DOCUMENT DRAWN UP IN THE PROPER BOOK. São Paulo (SP), July 28, 2022. (unersigned) Eduardo Hiroyuki Miyaki and Gilberto Frussa – Coucilors 27

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF AUGUST 25, 2022 DATE AND TIME: On August 25, 2022, at 9:30 a.m. CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Cochairmen. QUORUM: The majority of the elected members, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY MADE: 1. Approve the proposed corporate reorganization with the partial spin-off of Banco Itaucard S.A. and the merger of the spun-off portion with and into the Company, and its submission for approval at the Company’s General Stockholders’ Meeting. 2. Elect for the position of Officers RUBENS FOGLI NETTO, Brazilian, married, business administrator, Brazilian Identification RG-SSP/SP 16.775.917-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 255.989.658-36, domiciled at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, 7º andar, Parque Jabaquara, CEP 04344-902, São Paulo (SP); ERIC ANDRÉ ALTAFIM, Brazilian, married, business administrator, Brazilian Identification RG-SSP/SP 26.721.318-9, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 273.383.788-51, domiciled at Avenida Brigadeiro Faria Lima, 3.500, 2º andar, Torre Sul, Itaim Bibi, CEP 04538-132, São Paulo (SP); LINEU CARLOS FERRAZ DE ANDRADE, Brazilian, married, administrator, Brazilian Identification RG DETRAN/SP 02.112.992- 2, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 105.260.778-08, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8º andar, Parque Jabaquara, CEP 04344-902, São Paulo (SP); and MARIO NEWTON NAZARETH MIGUEL, Brazilian, married, administrator, Brazilian Identification RG-SSP/SP 0293623156, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 216.756. 218-70, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, PM, Parque Jabaquara, CEP 04344-902, São Paulo (SP); all for the current annual term of office that will last until the investiture of the members those elected at the Board of Directors Meeting to be held immediately after the Annual General Stockholders’ Meeting of 2023. 28

2.1. To record that the elected Officers: (i) submitted the documents substantiating compliance with prior conditions for eligibility in accordance with Articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and Article 3 of Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission (“CVM”), including clearance certificates, and all these documents were filed at the company’s head office; and (ii) that the investiture of the elected members shall be formalized as soon as their election is ratified by the Central Bank of Brazil (“BACEN”). 2.2. Subject to (i) the investiture of the officers elected in item 2. and (ii) the approval of the partial spin-off of Banco Itaucard S.A. with the merger of the spun-off portion by the Company’s General Stockholders’ Meeting and BACEN’s ratification, assign the following responsibilities to the officers as follows: RUBENS FOGLI NETTO Replying to BACEN inquiries related to issues concerning the arrangement—BACEN Resolution 150/21 Ensuring compliance with the Payment Account Standards—BACEN Resolution 96/21 Open Finance Sharing – Joint Resolution 1/20 Performing Direct Debit Authorization and Direct Debit Cancellation procedures from Deposit Accounts and in Paycheck Accounts—CMN Resolution 4,790/20 Performing Direct Debit Authorization and Direct Debit Cancellation procedures from Deposit Accounts and in Paycheck Accounts—BACEN Resolution 51/20 ERIC ANDRÉ ALTAFIM Conducting credit Derivative Transactions – CMN Resolution 2,933/02 LINEU CARLOS FERRAZ DE ANDRADE Hiring Correspondents – CMN Resolution 4,935/21 MARIO NEWTON NAZARETH MIGUEL Handling the Receivables Information System (SVR) and forwarding to BACEN of Information relating to Amounts Refundable to Individuals and Legal Entities—BACEN Resolution 98/21. 2.3. It is also recorded that the other positions of the Board of Officers and their responsibilities were not changed. CLOSING: With the work of the meeting concluded, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes and after it was read and approved by all, it was signed. São Paulo (SP), August 25, 2022. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Cesar Nivaldo Gon, Fábio 29

Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members. 30

7. Copy of studies, presentations, reports, opinions or appraisal reports of the companies involved in the transaction which were made available to the controlling stockholder at any stage of the transaction 31

DocuSign Envelope ID: C782CE0F-8196-4979-93D7-CAEE5BF4FC24 www.pwc.com.br (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. Stockholders’ equity valuation report calculated based on accounting records June 30, 2022 32

DocuSign Envelope ID: C782CE0F-8196-4979-93D7-CAEE5BF4FC24 Stockholders’ equity valuation report calculated based on accounting records To Management Itaú Unibanco Holding S.A. Audit firm identification 1 PricewaterhouseCoopers Auditores Independentes Ltda., a company of professionals established in the capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, CEP 04538-132, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo—SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo—SP, the last of which, dated June 1st, 2022, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo—SP under the microfilm number 161.426, on August 8, 2022, represented by its partner under signed, Mr. Emerson Laerte da Silva, Brazilian, married, accountant, holder of identity card number 18.126.213-7, individual taxpayer identification number 125.160.718-76 and in the Regional Accounting Council of the State of São Paulo under the number 1SP171089/O-3, domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of the Itaú Unibanco Holding (“Bank”) to evaluate its stockholders’ equity calculated based on the accounting records on June 30, 2022, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, presents below the results of its work. Purpose of evaluation 2 The valuation of the stockholders’ equity of Itaú Unibanco Holding S.A., as of June 30, 2022, is intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate, through the spin-off of certain assets and liabilities of Banco Itaucard S.A. for merger into Itaú Unibanco Holding S.A., to be deliberated at the Extraordinary Shareholders’ Meeting held on September 30, 2022 and effected after authorization by the Central Bank of Brazil. PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br 2 of 8 G:\ESP\IFFESSECIAS115.ESP 33

DocuSign Envelope ID: C782CE0F-8196-4979-93D7-CAEE5BF4FC24 Itaú Unibanco Holding S.A. Management’s responsibility for the accounting information 3 The Bank’s management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, as well as for the relevant internal controls that it has determined as necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting policies adopted by the Bank is described in Appendix II of the valuation report. Scope of the work and responsibility of the independent auditors 4 Our responsibility is to express a conclusion about the book value of the Bank’s stockholders’ equity as of June 30, 2022, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON—Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Bank in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders’ equity determined for the preparation of our valuation report is free from material misstatement. 5 An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in stockholders’ equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Bank’s balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Bank. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion. Conclusion 6 Based on the work performed, we conclude that the amount of R$ 151,235,841,431.50 (one hundred and fifty-one billion, two hundred and thirty-five million, eight hundred and fourty-one thousand, four hundred and thirty-one reais and fifty cents), according to the balance sheet as of June 30, 2022, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders’ equity of Itaú Unibanco Holding S.A., evaluated in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil. São Paulo, August, 31, 2022 PricewaterhouseCoopers ilva Auditores Independentes Ltda. Contador CRC 1SP171089/O-3 CRC 2SP000160/O-5 3 of 8 34

DocuSign Envelope ID: C782CE0F-8196-4979-93D7-CAEE5BF4FC24 Appendix I to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Itaú Unibanco Holding S.A. Summarized balance sheet At June 30, 2022 In reais Assets Current and long-term assets 67,198,141,620.71 Cash and cash equivalents 15,188,800.70 Interbank investments 56,392,592,452.57 Securities and derivative financial instruments 142,986,040.53 Other receivables 10,611,505,418.53 Other assets 35,868,908.38 Permanent assets 149,915,357,838.33 Investments 149,915,357,838.33 Total assets 217,113,499,459.04 Liabilities and stockholders’ equity Current and long-term liabilities 65,877,658,027.54 Funds from acceptance and issuance of securities 8,550,323,008.51 Derivative financial instruments 424,854,935.74 Other liabilities 56,902,480,083.29 Total liabilities 65,877,658,027.54 Capital 90,729,000,000.00 Capital reserves 2,085,595,426.55 Revenue reserves 64,777,547,674.16 Other comprehensive income (6,285,026,078.88) Treasury shares (71,275,590.33) Stockholders’ equity 151,235,841,431.50 Liabilities and stockholders’ equity 217,113,499,459.04 4 of 8 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022. 35

DocuSign Envelope ID: C782CE0F-8196-4979-93D7-CAEE5BF4FC24 Appendix II to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Itaú Unibanco Holding S.A. Management explanatory notes to the balance sheet at June 30, 2022 In reais 1 General information Itaú Unibanco Holding S.A. (“Bank”) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. The Bank is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of the Bank’s common shares. 2 Basis for preparing the balance sheet and summary of the main accounting policies The balance sheet as of June 30, 2022 was prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil and is intended to be part of the documentation of the Itaú Unibanco Conglomerate’s corporate reorganization. This corporate reorganization consists of the spin-off of certain assets and liabilities held by Banco Itaucard S.A. for subsequent merger by Itaú Unibanco Holding S.A. Bank’s accounting information were prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, in conformity, when applicable, with the regulations of the Central Bank of Brazil (BACEN) and the National Monetary Council (CMN). The main accounting policies applied in the preparation of the balance sheet are presented below. a) Cash and cash equivalents Cash and cash equivalents includes cash and bank deposits. b) Interbank investments, funds from acceptances and issuance of securities and other receivables and payables Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. 5 of 8 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022. 36

DocuSign Envelope ID: C782CE0F-8196-4979-93D7-CAEE5BF4FC24 Appendix II to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Itaú Unibanco Holding S.A. Management explanatory notes to the balance sheet at June 30, 2022 In reais Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. c) Securities Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. As of June 30, 2022, securities are classified as: x Trading securities—Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period; Fair value Fair value is the price that would be received from the sale of an asset that would be paid for the transfer of a liability in an ordered transaction between market players on the measurement date. The fair value hierarchy is classified according to the relevance of data observed in the measurement process. In cases in which prices quoted in the market are unavailable, fair values are based on estimates, with the use of discounted cash flows and other appraisal techniques. The techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be supported by comparison with independent markets and, in many cases, they cannot be realized upon the immediate settlement of the instrument. The methods and assumptions used for estimating the fair value of Financial Assets are as follows: Level 1: Highly liquid securities with prices available in an active market and derivatives traded on stock exchanges. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. Level 3: When there is no pricing information in an active market, internally developed models are used, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities which are not usually traded in an active market. The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. 6 of 8 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022. 37

DocuSign Envelope ID: C782CE0F-8196-4979-93D7-CAEE5BF4FC24 Appendix II to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Itaú Unibanco Holding S.A. Management explanatory notes to the balance sheet at June 30, 2022 In reais All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, it is believed that all the methods used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. d) Derivative financial instruments These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. e) Other assets They are comprised of Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. f) Investments Include goodwill identified in the acquisition of subsidiaries, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. g) Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount. These contingencies are evaluated based on Management’s best estimates, and are classified as: x Probable: in which liabilities are recognized in the Balance Sheet under Other Liabilities; x Possible: which are disclosed in the notes to the financial information, but no provision is recorded; x Remote: which require neither a provision nor disclosure. 7 of 8 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022. 38

DocuSign Envelope ID: C782CE0F-8196-4979-93D7-CAEE5BF4FC24 Appendix II to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Itaú Unibanco Holding S.A. Management explanatory notes to the balance sheet at June 30, 2022 In reais Contingent assets are not recognized in the Balance Sheet, except when the Bank’s Management considers that realization is practically certain. In general, they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. h) Share capital Common and preferred shares are classified in stockholders’ equity. Incremental costs directly attributable to the issuance of new shares or options are shown in stockholders’ equity as a deduction from the amount raised, net of taxes. When the Bank purchases treasury shares, the amount paid, including any additional directly attributable costs (net of income tax), is deducted from the stockholders’ equity attributable to the Bank’s stockholders until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the respective effects of income tax and social contribution, is included in the stockholders’ equity attributable to the Bank’s stockholders. * * * 8 of 8 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022. 39

DocuSign Envelope ID: C782CE0F-8196-4979-93D7-CAEE5BF4FC24 40

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Certificate Of Completion

Envelope Id: C782CE0F8196497993D7CAEE5BF4FC24		Status: Completed
Subject: Please DocuSign: Laudo IUH INGLÊS 30.06.docx		
Source Envelope:		
Document Pages: 9	Signatures: 1	Envelope Originator:
Certificate Pages: 8	Initials: 0	Daniel Marteletto
AutoNav: Enabled		Av. Francisco Matarazzo, 1400, Torre Torino, Água Branca
EnvelopeId Stamping: Enabled		São Paulo, SP 05001-100
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Status: Original 31 August 2022 | 17:00	Holder: Daniel Marteletto daniel.marteletto@pwc.com	Location: DocuSign
Status: Original 31 August 2022 | 17:12	Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com	Location: DocuSign

Signer Events	Signature	Timestamp
Emerson Laerte emerson.laerte@pwc.com PwC BR Security Level: Email, Account Authentication (None), Digital Certificate **Signature Provider Details:** Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 Signer CPF: 12516071876 Signer Role: Engagement Leader **Electronic Record and Signature Disclosure:** Accepted: 09 May 2022 | 19:00 ID: fda1c949-af75-4dca-8d04-2905454253da Company Name: PwC	DocuSigned by: Emerson Laerte Signature Adoption: Pre-selected Style Using IP Address: 18.231.224.70	Sent: 31 August 2022 | 17:02 Viewed: 31 August 2022 | 17:10 Signed: 31 August 2022 | 17:12

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Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

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Daniel Marteletto daniel.marteletto@pwc.com PwC BR Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 31 August 2022 | 17:12 Viewed: 31 August 2022 | 17:12 Signed: 31 August 2022 | 17:12

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Envelope Sent	Hashed/Encrypted	31 August 2022 | 17:02
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Electronic Record and Signature Disclosure created on: 22 November 2021 | 10:57
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Todos os avisos e divulgações serão enviados a você eletronicamente A menos que você nos informe o contrário, de acordo com os procedimentos aqui descritos, forneceremos eletronicamente a você, através da sua conta de usuário da DocuSign, todos os avisos, divulgações, autorizações, confirmações e outros documentos necessários que devam ser fornecidos ou disponibilizados a você durante o nosso relacionamento Para mitigar o risco de você inadvertidamente deixar de receber qualquer aviso ou divulgação, nós preferimos fornecer todos os avisos e divulgações pelo mesmo método e para o mesmo endereço que você nos forneceu. Assim, você poderá receber todas as divulgações e avisos eletronicamente ou em formato impresso, através do correio. Se você não concorda com este processo, informe-nos conforme descrito abaixo. Por favor, veja também o parágrafo imediatamente acima, que descreve as consequências da sua escolha de não receber de nós os avisos e divulgações eletronicamente. Como contatar a PwC: Você pode nos contatar para informar sobre suas mudanças de como podemos contatá-lo eletronicamente, solicitar cópias impressas de determinadas informações e revogar seu consentimento prévio para receber avisos e divulgações em formato eletrônico, conforme abaixo: To contact us by email send messages to: fiche.alessandra@pwc.com Para nos contatar por e-mail, envie mensagens para: fiche.alessandra@pwc.com Para informar seu novo endereço de e-mail a PwC: Para nos informar sobre uma mudança em seu endereço de e-mail, para o qual nós devemos enviar eletronicamente avisos e divulgações, você deverá nos enviar uma mensagem por e-mail para o endereço fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail anterior, seu novo endereço de e-mail. Nós não solicitamos quaisquer outras informações para mudar seu endereço de e-mail. We do not require any other information from you to change your email address. Adicionalmente, você deverá notificar a DocuSign, Inc para providenciar que o seu novo endereço de e-mail seja refletido em sua conta DocuSign, seguindo o processo para mudança de e-mail no sistema DocuSign. Para solicitar cópias impressas a PwC: Para solicitar a entrega de cópias impressas de avisos e divulgações previamente fornecidos por nós eletronicamente, você deverá enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós cobraremos de você o valor referente às cópias neste momento, se for o caso. Para revogar o seu consentimento perante a PwC:

Para nos informar que não deseja mais receber futuros avisos e divulgações em formato eletrônico, você poderá: (i) recusar-se a assinar um documento da sua sessão DocuSign, e na página seguinte, assinalar o item indicando a sua intenção de revogar seu consentimento; ou (ii) enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem, seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós não precisamos de quaisquer outras informações de você para revogar seu consentimento. Como consequência da revogação de seu consentimento para documentos online, as transações levarão um tempo maior para serem processadas. We do not need any other information from you to withdraw consent. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process. Hardware e software necessários**: (i) Sistemas Operacionais: Windows® 2000, Windows® XP, Windows Vista®; Mac OS® (ii) Navegadores: Versões finais do Internet Explorer® 6.0 ou superior (Windows apenas); Mozilla Firefox 2.0 ou superior (Windows e Mac); Safari™ 3.0 ou superior (Mac apenas) (iii) Leitores de PDF: Acrobat® ou software similar pode ser exigido para visualizar e imprimir arquivos em PDF. (iv) Resolução de Tela: Mínimo 800 x 600 (v) Ajustes de Segurança habilitados: Permitir cookies por sessão ** Estes requisitos mínimos estão sujeitos a alterações. No caso de alteração, será solicitado que você aceite novamente a divulgação. Versões experimentais (por ex.: beta) de sistemas operacionais e navegadores não são suportadas. Confirmação de seu acesso e consentimento para recebimento de materiais eletronicamente: Para confirmar que você pode acessar essa informação eletronicamente, a qual será similar a outros avisos e divulgações eletrônicos que enviaremos futuramente a você, por favor, verifique se foi possível ler esta divulgação eletrônica e que também foi possível imprimir ou salvar eletronicamente esta página para futura referência e acesso; ou que foi possível enviar a presente divulgação e consentimento, via e-mail, para um endereço através do qual seja possível que você o imprima ou salve para futura referência e acesso. Além disso, caso concorde em receber avisos e divulgações exclusivamente em formato eletrônico nos termos e condições descritos acima, por favor, informe-nos clicando sobre o botão “Eu concordo” abaixo. Ao selecionar o campo “Eu concordo”, eu confirmo que:

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and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. Further, you will no longer be able to use the DocuSign system to receive required notices and consents electronically from us or to sign electronically documents from us. All notices and disclosures will be sent to you electronically Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through the DocuSign system all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us. How to contact PwC: You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows: To contact us by email send messages to: fiche.alessandra@pwc.com To advise PwC of your new email address To let us know of a change in your email address where we should send notices and disclosures electronically to you, you must send an email message to us at fiche.alessandra@pwc.com and in the body of such request you must state: your previous email address, your new email address. We do not require any other information from you to change your email address. If you created a DocuSign account, you may update it with your new email address through your account preferences. To request paper copies from PwC To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email address, full name, mailing address, and telephone number. We will bill you for any fees at that time, if any. 47

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DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 www.pwc.com.br (A free translation of the original in Portuguese) Banco Itaucard S.A. Stockholders’ equity valuation report calculated based on accounting records June 30, 2022 49

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 Stockholders’ equity valuation report calculated based on accounting records To Management Banco Itaucard S.A. Audit firm identification 1 PricewaterhouseCoopers Auditores Independentes Ltda., a company of professionals established in the capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifĺcio Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, CEP 04538-132, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, the last of which, dated June 1st, 2022, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP under the microfilm number 161.426, on August 8, 2022, represented by its partner under signed, Mrs. Maria José De Mula Cury, Brazilian, married, accountant, holder of identity card number 8.364.732, individual taxpayer identification number 103.571.768-98 and in the Regional Accounting Council of the State of São Paulo under the number 1SP192785/O-4, domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of the Banco Itaucard S.A. (“Bank”) to evaluate its stockholders’ equity calculated based on the accounting records on June 30, 2022, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, presents below the results of its work. Purpose of evaluation 2 The valuation of the stockholders’ equity of Banco Itaucard S.A., as of June 30, 2022, is intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate, through the spin-off of certain assets and liabilities of Banco Itaucard S.A. for merger into Itaú Unibanco Holding S.A., to be deliberated at the Extraordinary Shareholders’ Meeting held on September 30, 2022 and effected after authorization by the Central Bank of Brazil. Management’s responsibility for the accounting information 3 The Bank’s management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, as well as for the relevant internal controls that it has determined as PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifĺcio Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br 2 of 10 G:\ESP\IFFESSECIAS115.ESP 50

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 Banco Itaucard S.A. necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting policies adopted by the Bank is described in Appendix II of the valuation report. Scope of the work and responsibility of the independent auditors 4 Our responsibility is to express a conclusion about the book value of the Bank’s stockholders’ equity as of June 30, 2022, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON - Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Bank in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders’ equity determined for the preparation of our valuation report is free from material misstatement. 5 An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in stockholders’ equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Bank’s balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Bank. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion. Conclusion 6 Based on the work performed, we conclude that the amount of R$ 10,859,894,038.34 (ten billion, eight hundred and fifty-nine million, eight hundred and ninety-four thousand, thirty-eight reais and thirty-four cents), according to the balance sheet as of June 30, 2022, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders’ equity of Banco Itaucard S.A., evaluated in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil. São Paulo, August 31, 2022 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Maria José De Mul Cury Contadora CRC 1SP192785/O-4 3 of 10 51

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4

Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on August 31, 2022

Banco Itaucard S.A.

Summarized balance sheet
At June 30, 2022
In reais

Assets	Accounting balances as of June 30, 2022	Subsequent events[1 2]	Pro-Forma balances[2] – Portion to be spun-off for merger into Itaú Unibanco Holding[2 3]
Current and long-term assets	**148,056,936,685.43**	**1,000,000,000.01**	**(139, 386,487,355.89)**
Cash and cash equivalents	1,124,319,800.78		(1,032,442,292.17)
Interbank investments	3,621,650,909.03	1,000,000,000.01	
Securities and derivative financial instruments	4,878,394,374.44		
Loan, lease and other credit operations	124,374,027,042.62		(124,374,027,042.62)
Other receivables	13,301,550,744.80		(13,225,099,478.14)
Other assets	756,993,813.76		(754,918,542.96)
Permanent assets	**11,746,621,571.24**		**(11,741,383,999.59)**
Investments	11,266,107,443.88		(11,266,107,443.88)
Fixed assets	3,504,181.10		(3,504,181.10)
Intangible	477,009,946.26		(471,772,374.61)
Total assets	**159,803,558,256.67**	**1,000,000,000.01**	**(151,127,871,355.48)**

Notes:
1. According to the minute of the Extraordinary Stockholders' Meeting held on July 29, 2022.
2. According to the Protocol and Justification of the spin-off and subsequent merger, dated August 31, 2022.
3. The spin-off of Banco Itaucard S.A. and consequent merger into Itaú Unibanco Holding S.A., is subject to the approval of the stockholders of Itaú Unibanco Holding S.A., through the Extraordinary General Meeting to be held on September 30, 2022 and effected after authorization by the Central Bank of Brazil.

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4 of 10

This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022.

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4

Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on August 31, 2022

Banco Itaucard S.A.

Summarized balance sheet
At June 30, 2022
In reais

Liabilities and stockholders' equity	Accounting balances as of June 30, 2022	Pro-forma balances [2]: Subsequent events [1,2]	Pro-forma balances [2]: Portion to be spun-off for merger into Itaú Unibanco Holding [2,3]
Current and long-term liabilities	**148,943,664,218.33**		**(146,892,654,095.46)**
Deposits	71,923,843,934.35		(70,600,054,529.60)
Deposits received under securities repurchase agreements	198,336,543.95		
Interbank and interbranch accounts	49,259,087,501.85		(49,120,422,660.15)
Borrowings and onleading's	58,682,108.50		(58,682,108.50)
Derivative financial instruments	346,992,407.76		
Allowance for loan commitments	618,507,553.73		(618,507,553.73)
Provisions	841,806,113.78		(841,806,113.78)
Other liabilities	25,696,408,054.41		(25,653,181,129.70)
Total liabilities	**148,943,664,218.33**		**(146,892,654,095.46)**
Capital	5,511,500,000.00	1,000,000,000.01	(2,661,500,000.01)
Capital reserves	17,597,206.55		(17,597,206.55)
Revenue reserves	5,644,686,540.03		(1,868,309,701.44)
Other comprehensive income	(313,889,708.24)		312,189,647.98
Stockholders' equity	**10,859,894,038.34**	**1,000,000,000.01**	**(4,235,217,260.02)**
Liabilities and stockholders' equity	**159,803,558,256.67**		**(151,127,871,355.48)**

Notes:
1. According to the minute of the Extraordinary Stockholders' Meeting held on July 29, 2022.
2. According to the Protocol and Justification of the spin-off and subsequent merger, dated August 31, 2022.
3. The spin-off of Banco Itaucard S.A. and consequent merger into Itaú Unibanco Holding S.A., is subject to the approval of the stockholders of Itaú Unibanco Holding S.A., through the Extraordinary General Meeting to be held on September 30, 2022 and effected after authorization by the Central Bank of Brazil.

5 of 10

This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022.

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DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 Appendix II to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Banco Itaucard S.A. Management explanatory notes to the balance sheet at June 30, 2022 In reais 1 General information Banco Itaucard S.A. (“Bank”) is a privately held company, whose purpose is the banking activity, in the modalities authorized for multiple banking, with investment, credit, financing & investment and lease portfolios, as well as the issue and administration of own or third-party credit cards, the organization and management of payment arrangements and the administration of securities portfolios. Bank’s operations are carried out in the context of a group of institutions that operate on an integrated basis in the financial market, led by Itaú Unibanco Holding S.A. The benefits of services provided between these institutions and the corresponding costs are absorbed according to the practicability and reasonableness attributed thereto. 2 Basis for preparing the balance sheet and summary of the main accounting policies The Bank’s balance sheet as of June 30, 2022 was prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil and is intended to be part of the documentation of the Itaú Unibanco Conglomerate’s corporate reorganization. This corporate reorganization consists of the spin-off of certain assets and liabilities held by Banco Itaucard S.A. for subsequent merger by Itaú Unibanco Holding S.A. Bank’s accounting information were prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, in conformity, when applicable, with the regulations of the Central Bank of Brazil (BACEN) and the National Monetary Council (CMN). The main accounting policies applied in the preparation of the balance sheet are presented below. a) Cash and cash equivalents Cash and cash equivalents includes cash and bank deposits. b) Interbank investments and other receivables and payables Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. 6 of 10 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022. 54

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 Appendix II to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Banco Itaucard S.A. Management explanatory notes to the balance sheet at June 30, 2022 In reais c) Securities Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. As of June 30, 2022, securities are classified as: x Trading Securities - Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period; x Available for sale securities - Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity. Fair Value Fair value is the price that would be received from the sale of an asset that would be paid for the transfer of a liability in an ordered transaction between market players on the measurement date. The fair value hierarchy is classified according to the relevance of data observed in the measurement process. In cases in which prices quoted in the market are unavailable, fair values are based on estimates, with the use of discounted cash flows and other appraisal techniques. The techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be supported by comparison with independent markets and, in many cases, they cannot be realized upon the immediate settlement of the instrument. The methods and assumptions used for estimating the fair value of Financial Assets are as follows: Level 1: Highly liquid securities with prices available in an active market and derivatives traded on stock exchanges. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. Level 3: When there is no pricing information in an active market, internally developed models are used, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities which are not usually traded in an active market. 7 of 10 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022. 55

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 Appendix II to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Banco Itaucard S.A. Management explanatory notes to the balance sheet at June 30, 2022 In reais The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, it is believed that all the methods used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. d) Derivative financial instruments These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. e) Loan, lease and other credit operations Loans, leases and other credit operations are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined index and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts. f) Provision for loan losses The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which include the following: • Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default. • Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. 8 of 10 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022. 56

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 Appendix II to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Banco Itaucard S.A. Management explanatory notes to the balance sheet at June 30, 2022 In reais g) Other assets They are comprised of Assets Held for Sale, relating to real estate, vehicles, and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. h) Investments Include goodwill identified in the acquisition of subsidiaries, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. i) Intangible Composed, mainly, of: (i) goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; and (ii) Softwares, amortized over five years, and customer portfolios, amortized within ten years. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. j) Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Balance Sheet, except when Management considers that realization is practically certain. In general, they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: • Probable: in which liabilities are recognized in the Balance Sheet under Provisions. • Possible: which are disclosed in the Accounting Information, but no provision is recorded. • Remote: which require neither a provision nor disclosure. 9 of 10 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022. 57

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 Appendix II to the stockholders’ equity valuation report calculated based on the accounting records issued on August 31, 2022 Banco Itaucard S.A. Management explanatory notes to the balance sheet at June 30, 2022 In reais The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. k) Share capital Common and preferred shares are classified in stockholders’ equity. Incremental costs directly attributable to the issuance of new shares or options are shown in stockholders’ equity as a deduction from the amount raised, net of taxes. * * * 10 of 10 This Appendix is an integral and inseparable part of the Stockholders’ equity valuation report calculated based on accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated of August 31, 2022. 58

DocuSign Envelope ID: 3ACF7E65-A99E-45D5-9294-7F9AF055E7C4 59

DocuSign

Certificate Of Completion

Envelope Id: 3ACF7E65A99E45D592947F9AF055E7C4		Status: Completed
Subject: Please DocuSign: Laudo Itaucard INGLÊS 30.06.docx		
Source Envelope:		
Document Pages: 11	Signatures: 1	Envelope Originator:
Certificate Pages: 8	Initials: 0	Daniel Marteletto
AutoNav: Enabled		Av. Francisco Matarazzo, 1400, Torre Torino, Água Branca
EnvelopeId Stamping: Enabled		São Paulo, SP 05001-100
Time Zone: (UTC-03:00) Brasilia		daniel.marteletto@pwc.com
		IP Address: 134.238.160.130

Record Tracking

Status: Original 31 August 2022 | 15:47	Holder: Daniel Marteletto daniel.marteletto@pwc.com	Location: DocuSign
Status: Original 31 August 2022 | 17:43	Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com	Location: DocuSign

Signer Events	Signature	Timestamp
Maria José De Mula Cury maria.jose.cury@pwc.com Sócia PwC BR Security Level: Email, Account Authentication (None), Digital Certificate **Signature Provider Details:** Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 Signer CPF: 10357176898 Signer Role: Engagement Leader **Electronic Record and Signature Disclosure:** Accepted: 21 February 2022 | 20:53 ID: 9ac7c65b-eae2-4d38-93cb-8e943420702c Company Name: PwC	 Signature Adoption: Pre-selected Style Using IP Address: 18.231.224.34	Sent: 31 August 2022 | 15:48 Viewed: 31 August 2022 | 17:37 Signed: 31 August 2022 | 17:43

DocuSigned by:
Maria José De Mula Cury

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Daniel Marteletto daniel.marteletto@pwc.com PwC BR Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 31 August 2022 | 17:43 Viewed: 31 August 2022 | 17:43 Signed: 31 August 2022 | 17:43

Witness Events	Signature	Timestamp

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Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	31 August 2022 | 15:48
Certified Delivered	Security Checked	31 August 2022 | 17:37
Signing Complete	Security Checked	31 August 2022 | 17:43
Completed	Security Checked	31 August 2022 | 17:43

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

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Electronic Record and Signature Disclosure created on: 22 November 2021 | 10:57
Parties agreed to: Maria José De Mula Cury

CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTROS ELETRÔNICOS E DIVULGAÇÕES DE ASSINATURA

Registro Eletrônicos e Divulgação de Assinatura

Periodicamente, a PwC poderá estar legalmente obrigada a fornecer a você determinados avisos ou divulgações por escrito. Estão descritos abaixo os termos e condições para fornecer-lhe tais avisos e divulgações eletronicamente através do sistema de assinatura eletrônica da DocuSign, Inc. (DocuSign). Por favor, leia cuidadosa e minuciosamente as informações abaixo, e se você puder acessar essas informações eletronicamente de forma satisfatória e concordar com estes termos e condições, por favor, confirme seu aceite clicando sobre o botão “Eu concordo” na parte inferior deste documento.

Obtenção de cópias impressas

A qualquer momento, você poderá solicitar de nós uma cópia impressa de qualquer registro fornecido ou disponibilizado eletronicamente por nós a você. Você poderá baixar e imprimir os documentos que lhe enviamos por meio do sistema DocuSign durante e imediatamente após a sessão de assinatura, e se você optar por criar uma conta de usuário DocuSign, você poderá acessá-los por um período de tempo limitado (geralmente 30 dias) após a data do primeiro envio a você. Após esse período, se desejar que enviemos cópias impressas de quaisquer desses documentos do nosso escritório para você, cobraremos de você uma taxa de R$ 0.00 por página. Você pode solicitar a entrega de tais cópias impressas por nós seguindo o procedimento descrito abaixo.

Revogação de seu consentimento

Se você decidir receber de nós avisos e divulgações eletronicamente, você poderá, a qualquer momento, mudar de ideia e nos informar, posteriormente, que você deseja receber avisos e divulgações apenas em formato impresso. A forma pela qual você deve nos informar da sua decisão de receber futuros avisos e divulgações em formato impresso e revogar seu consentimento para receber avisos e divulgações está descrita abaixo.

Consequências da revogação de consentimento

Se você optar por receber os avisos e divulgações requeridos apenas em formato impresso, isto retardará a velocidade na qual conseguimos completar certos passos em transações que te envolvam e a entrega de serviços a você, pois precisaremos, primeiro, enviar os avisos e divulgações requeridos em formato impresso, e então esperar até recebermos de volta a confirmação de que você recebeu tais avisos e divulgações impressos. Para indicar a nós que você mudou de ideia, você deverá revogar o seu consentimento através do preenchimento do formulário “Revogação de Consentimento” da DocuSign na página de assinatura de um envelope DocuSign, ao invés de assiná-lo. Isto indicará que você revogou seu consentimento para receber avisos e divulgações eletronicamente e você não poderá mais usar o sistema DocuSign para receber de nós, eletronicamente, as notificações e consentimentos necessários ou para assinar eletronicamente documentos enviados por nós.

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Todos os avisos e divulgações serão enviados a você eletronicamente A menos que você nos informe o contrário, de acordo com os procedimentos aqui descritos, forneceremos eletronicamente a você, através da sua conta de usuário da DocuSign, todos os avisos, divulgações, autorizações, confirmações e outros documentos necessários que devam ser fornecidos ou disponibilizados a você durante o nosso relacionamento Para mitigar o risco de você inadvertidamente deixar de receber qualquer aviso ou divulgação, nós preferimos fornecer todos os avisos e divulgações pelo mesmo método e para o mesmo endereço que você nos forneceu. Assim, você poderá receber todas as divulgações e avisos eletronicamente ou em formato impresso, através do correio. Se você não concorda com este processo, informe-nos conforme descrito abaixo. Por favor, veja também o parágrafo imediatamente acima, que descreve as consequências da sua escolha de não receber de nós os avisos e divulgações eletronicamente. Como contatar a PwC: Você pode nos contatar para informar sobre suas mudanças de como podemos contatá-lo eletronicamente, solicitar cópias impressas de determinadas informações e revogar seu consentimento prévio para receber avisos e divulgações em formato eletrônico, conforme abaixo: To contact us by email send messages to: fiche.alessandra@pwc.com Para nos contatar por e-mail, envie mensagens para: fiche.alessandra@pwc.com Para informar seu novo endereço de e-mail a PwC: Para nos informar sobre uma mudança em seu endereço de e-mail, para o qual nós devemos enviar eletronicamente avisos e divulgações, você deverá nos enviar uma mensagem por e-mail para o endereço fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail anterior, seu novo endereço de e-mail. Nós não solicitamos quaisquer outras informações para mudar seu endereço de e-mail. We do not require any other information from you to change your email address. Adicionalmente, você deverá notificar a DocuSign, Inc para providenciar que o seu novo endereço de e-mail seja refletido em sua conta DocuSign, seguindo o processo para mudança de e-mail no sistema DocuSign. Para solicitar cópias impressas a PwC: Para solicitar a entrega de cópias impressas de avisos e divulgações previamente fornecidos por nós eletronicamente, você deverá enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós cobraremos de você o valor referente às cópias neste momento, se for o caso. Para revogar o seu consentimento perante a PwC: 63

Para nos informar que não deseja mais receber futuros avisos e divulgações em formato eletrônico, você poderá:

(i) recusar-se a assinar um documento da sua sessão DocuSign, e na página seguinte, assinalar o item indicando a sua intenção de revogar seu consentimento; ou

(ii) enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem, seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós não precisamos de quaisquer outras informações de você para revogar seu consentimento. Como consequência da revogação de seu consentimento para documentos online, as transações levarão um tempo maior para serem processadas. We do not need any other information from you to withdraw consent. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process.

Hardware e software necessários:**

(i) Sistemas Operacionais: Windows® 2000, Windows® XP, Windows Vista®; Mac OS®

(ii) Navegadores: Versões finais do Internet Explorer® 6.0 ou superior (Windows apenas); Mozilla Firefox 2.0 ou superior (Windows e Mac); Safari™ 3.0 ou superior (Mac apenas)

(iii) Leitores de PDF: Acrobat® ou software similar pode ser exigido para visualizar e imprimir arquivos em PDF.

(iv) Resolução de Tela: Mínimo 800 x 600

(v) Ajustes de Segurança habilitados: Permitir cookies por sessão

** Estes requisitos mínimos estão sujeitos a alterações. No caso de alteração, será solicitado que você aceite novamente a divulgação. Versões experimentais (por ex.: beta) de sistemas operacionais e navegadores não são suportadas.

Confirmação de seu acesso e consentimento para recebimento de materiais eletronicamente:

Para confirmar que você pode acessar essa informação eletronicamente, a qual será similar a outros avisos e divulgações eletrônicos que enviaremos futuramente a você, por favor, verifique se foi possível ler esta divulgação eletrônica e que também foi possível imprimir ou salvar eletronicamente esta página para futura referência e acesso; ou que foi possível enviar a presente divulgação e consentimento, via e-mail, para um endereço através do qual seja possível que você o imprima ou salve para futura referência e acesso. Além disso, caso concorde em receber avisos e divulgações exclusivamente em formato eletrônico nos termos e condições descritos acima, por favor, informe-nos clicando sobre o botão “Eu concordo” abaixo.

Ao selecionar o campo “Eu concordo”, eu confirmo que:

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(i) Eu posso acessar e ler este documento eletrônico, denominado CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTRO ELETRÔNICO E DIVULGAÇÃO DE ASSINATURA; e (ii) Eu posso imprimir ou salvar ou enviar por e-mail esta divulgação para onde posso imprimi-la para futura referência e acesso; e (iii) Até ou a menos que eu notifique a PwC conforme descrito acima, eu consinto em receber exclusivamente em formato eletrônico, todos os avisos, divulgações, autorizações, aceites e outros documentos que devam ser fornecidos ou disponibilizados para mim por PwC durante o curso do meu relacionamento com você. ELECTRONIC RECORD AND SIGNATURE DISCLOSURE From time to time, PwC (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through the DocuSign system. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to this Electronic Record and Signature Disclosure (ERSD), please confirm your agreement by selecting the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system. Getting paper copies At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. You will have the ability to download and print documents we send to you through the DocuSign system during and immediately after the signing session and, if you elect to create a DocuSign account, you may access the documents for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below. Withdrawing your consent If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below. Consequences of changing your mind If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format, 65 and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. Further, you will no longer be able to use the DocuSign system to receive required notices and consents electronically from us or to sign electronically documents from us. All notices and disclosures will be sent to you electronically Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through the DocuSign system all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us. How to contact PwC: You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows: To contact us by email send messages to: fiche.alessandra@pwc.com To advise PwC of your new email address To let us know of a change in your email address where we should send notices and disclosures electronically to you, you must send an email message to us at fiche.alessandra@pwc.com and in the body of such request you must state: your previous email address, your new email address. We do not require any other information from you to change your email address. If you created a DocuSign account, you may update it with your new email address through your account preferences. To request paper copies from PwC To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email address, full name, mailing address, and telephone number. We will bill you for any fees at that time, if any. 66

To withdraw your consent with PwC To inform us that you no longer wish to receive future notices and disclosures in electronic format you may: i. decline to sign a document from within your signing session, and on the subsequent page, select the check-box indicating you wish to withdraw your consepnt, or you may; ii. send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email, full name, mailing address, and telephone number. We do not need any other information from you to withdraw consent The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process Required hardware and software The minimum system requirements for using the DocuSign system may change over time. The current system requirements are found here: https://support.docusign.com/guides/signer-guide-signing-system-requirements. Acknowledging your access and consent to receive and sign documents electronically To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please confirm that you have read this ERSD, and (i) that you are able to print on paper or electronically save this ERSD for your future reference and access; or (ii) that you are able to email this ERSD to an email address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format as described herein, then select the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system. By selecting the check-box next to ‘I agree to use electronic records and signatures’, you confirm that: x You can access and read this Electronic Record and Signature Disclosure; and x You can print on paper this Electronic Record and Signature Disclosure, or save or send this Electronic Record and Disclosure to a location where you can print it, for future reference and access; and x Until or unless you notify PwC as described above, you consent to receive exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you by PwC during the course of your relationship with PwC. 67

8. Identification of any conflicts of interest between the financial institutions, companies and the professionals that have prepared the documents mentioned in item 7 and the companies involved in the transaction There is no current or potential conflict or confluence of interest between the appraiser and the companies involved in the transaction. 9. Projects regarding or amendments to the bylaws of the companies resulting from the transaction As a result of the Transaction, the heading of Article 3 of Banco Itaucard S.A. Bylaws will be amended to reflect the reduction of its capital stock. As a result, the heading of Article 3 of Banco Itaucard S.A. Bylaws will take effect with the following wording: “Art. 3 - The capital stock, fully paid-in in Brazilian currency, is R$3,850,000,000.00 (three billion eight hundred and fifty million Brazilian reais) , represented by 261,270,306,529 ( two hundred and sixty-one billion, two hundred and seventy million, three hundred and six thousand and five hundred and twenty-nine) nominative shares, without par value, of which 259,874,698,863 (two hundred and fifty-nine billion, eight hundred and seventy-four million, six hundred and ninety-eight thousand, eight hundred and sixty-three) common shares and 1,395,607,666 (one billion, three hundred and ninety-five million, six hundred and seven thousand, six hundred and sixty-six) preferred shares, the latter without voting rights, the preference being represented by priority in the eventual reimbursement of capital, without premium. The Bylaws of Itaú Unibanco Holding S.A. will also be amended to provide for (i) the new corporate purpose and (ii) the new composition of the Executive Board, whose full text of the Company’s Bylaws is included in Exhibit III of this Manual. As a result, article 2 and item 9.1 of article 9, both of the Bylaws, will take effect with the following wording: “Article 2 – Purpose – The company has as its purpose (i) banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the operation of customer loyalty programs by virtue of the relationship with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of customer loyalty programs by virtue of the relationship with other companies; (v) the development of partnerships for the promotion of goods and/or services by providing space in digital platforms, materials, and dissemination outlets; and (vi) all other necessary and/or complementary activities for the achievement of its goals”. “Article 9 (…) - 9.1 The Board of Officers shall have from five (5) to thirty-five (35) members, comprising the positions of Chief Executive Officer and Officer.” 10. Financial statements used for the transaction, pursuant to specific regulations The financial statements as of and for the period ended June 30, 2022 used for the purposes of the transaction are included at the end of this document. 11. Pro forma financial statements prepared for the transaction, pursuant to specific regulations 68

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet Proforma

(In millions of reais)

Assets	Before spin-off 06/30/2022	Subsequent event	After subsequent event	Portion received in the Itaucard spin-off	Cancellation of the investment and equity	Itaú Unibanco Holding after spin-off
Current and Non-current assets	67,198	(1,000)	66,198	139,386		205,584
Cash	15		15	1,032		1,047
Interbank investments [1]	56,393	(1,000)	55,393	-		55,393
Securities and derivative financial instruments	143		143	-		143
Loan, lease and other credit operations	-		-	124,374		124,374
Operations with credit granting characteristics			-	135,347		135,347
(Provision for loan losses)			-	(10,973)		(10,973)
Other receivables	10,611		10,611	13,225		23,836
Other assets	36		36	755		791
Permanent assets	149,915	1,000	150,915	11,742	(4,235)	158,422
Investments [1]	149,915	1,000	150,915	11,266	(4,235)	157,946
Real estate	-		-	4		4
Intangible assets	-		-	472		472
Total assets	217,113	-	217,113	151,128	(4,235)	364,006

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet Proforma

(In millions of reais)

Liabilities and stockholders' equity	Before spin-off 06/30/2022	Subsequent event	After subsequent event	Portion received in the Itaucard spin-off	Cancellation of the investment and equity	Itaú Unibanco Holding after spin-off
Current and Non-current liabilities	65,877	-	65,877	146,893	-	212,770
Deposits	-		-	70,600		70,600
Interbank accounts	-		-	49,120		49,120
Borrowing and onlending	-		-	59		59
Funds from acceptances and issuance of securities	8,550		8,550	-		8,550
Derivative financial instruments	425		425	-		425
Allowance for loan commitments	-		-	619		619
Provisions	235		235	842		1,077
Other liabilities	56,667		56,667	25,653	-	82,320
Stockholders' equity	151,236	-	151,236	4,235	(4,235)	151,236
Capital	90,729		90,729	2,662	(2,662)	90,729
Capital reserves	2,085		2,085	17	(17)	2,085
Revenue reserves	64,778		64,778	1,868	(1,868)	64,778
Other comprehensive income	(6,285)		(6,285)	(312)	312	(6,285)
(Treasury shares)	(71)		(71)	-	-	(71)
Total liabilities and stockholders' equity	217,113	-	217,113	151,128	(4,235)	364,006

1. On July 29, 2022, a capital increase of Banco Itaucard S.A. was approved, pending ratification by the Central Bank of Brazil

12. Document containing information about the companies directly involved that are not publicly traded companies, including[4]:

a. Risk factors, under the terms of items 4.1 and 4.2[5] of the Reference Form

[4] It is unnecessary to provide the information referred to in this item in relation to companies that meet the following conditions: (i) companies that do not have any type of liabilities; and (ii) companies that have as their only asset shares of other companies involved in the transaction.
[5] Information on market risks must be provided pursuant to item 5.1 of the Reference Form until the amendments made by CVM Instruction No. 552, of October 9, 2014, to Attachment 24 of CVM Instruction No. 480, of December 7, 2009, come into force on January 1, 2016.

69

b. Description of the main changes in risk factors that took place in the previous year and expectations regarding the reduction or increase in the exposure to risks as a result of the transaction, pursuant to item 5.4 of the Reference Form6 c. Description of its business activities, pursuant to items 7.1, 7.2, 7.3, and 7.4 of the Reference Form d. Description of the corporate group, pursuant to item 15 of the Reference Form e. Description of capital stock, pursuant to item 17.1 of the Reference Form This information is already included in the Company’s Reference Form, considering that Banco Itaucard S.A. is its wholly-owned subsidiary. 13. Description of capital and control structure after the transaction, in accordance with item 15 of the reference form The capital structure and control of the Company after the transaction shall remain the same, pursuant to item 15 of the Reference Form. 14. Number, class and type of securities of each company involved in the transaction held by any other companies involved in the transaction or by persons related to these companies, as defined by the regulations governing public offerings for the purchase of shares The Company holds 100% of the Banco Itaucard S.A. shares. With regard to the Company, controlling stockholders, management and members of the Supervisory Council hold, in aggregate, 4,616,640,869 Company shares (47.08%), of which 4,574,018,293 are common shares (92.24%) and 42,622,576 are preferred shares (0.87%) as of June 30, 2022. 15. Exposure of any of the companies involved in the transaction, or by persons related to these companies, as defined by the regulations governing public offerings for the purchase of shares, in derivatives backed by securities issued by the other companies involved in the transaction. Not applicable. 16. Report covering all the trading during the last six (6) months by the persons indicated below in the securities issued by the companies involved in the transaction: a. Companies involved in the transaction i. Private acquisition transactions In the past six (6) months no private acquisition transactions were carried out by the Company or Banco Itaucard S.A. ii. Private sale transactions In the past six (6) months no private sale transactions were carried out by the Company or Banco Itaucard S.A. 6 Information on market risks must be provided pursuant to item 4.2 of the Reference Form until the amendments made by CVM Instruction No. 552, of October 9, 2014, to Attachment 24 of CVM Instruction No. 480, of December 7, 2009, come into force on January 1, 2016. 70

iii. Acquisition transactions in regulated markets In the past six (6) months no acquisition transactions were carried out in regulated markets by the Company or Banco Itaucard S.A. iv. Sale transactions in regulated markets In the past six (6) months no sale transactions were carried out in regulated markets by the Company or Banco Itaucard S.A. b. Parties related to the companies involved in the transaction i. Private acquisition transactions ii. Private sale transactions iii. Acquisition transactions in regulated markets iv. Sale transactions in regulated markets The transactions carried out were duly disclosed and are available on the CVM (www.cvm.gov.br) and B3 (www.b3.com.br) websites, pursuant to Article 11 of CVM Resolution No. 44/21 and B3’s Level 1 Corporate Governance Listing Regulation. 17. Document through which the Special Independent Committee has submitted its recommendations to the Board of Directors if the transaction has been negotiated in accordance with CVM Guidance Opinion No. 35 of 2008. Not applicable. ATTACHMENT II ATTACHMENT L TO CVM RESOLUTION No. 81/22 INFORMATION ON APPRAISERS 1. List the appraisers recommended by management: The management of Itaú Unibanco Holding S.A. (“Company”) has engaged Pricewaterhouse Coopers Auditores Independentes Limited, established in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3,732, 16th floor, sections 1 and 6, Edifĺcio Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, CEP 04538-132, enrolled with the Corporate Taxpayers’ Registry of the Ministry of Finance (CNPJ/MF) under the No. 61.562.112/0001-20, registered with the National Accounting Council of the State of São Paulo under the No. 2SP000160/O-5, to prepare the audit reports on the financial statements and the explanatory notes thereto, and the appraisal reports on the net book equity determined based on the accounting books of the Company and Banco Itaucard S.A. 2. Describe the qualifications of the recommended appraisers: PwC is one of the four largest providers of professional audit and assurance services in the world, present in 157 jurisdiction, with more than 250,000 professionals dedicated to providing quality services. Present in Brazil since 1915, PwC Brazil has approximately 3,600 professionals in 15 offices located across all Brazilian regions. PwC is the auditor of the financial statements of the companies parties to the spin-off transaction, which makes it more qualified to confirm the value of the equities and guarantees synergies between the recently conducted audits. 71

3. Provide copy of the engagement proposals and fees to be paid to recommended appraisers This information is included in PwC’s Engagement Letters—SERVICE REQUEST No. 29/2020 RELATED TO THE MASTER AUDIT SERVICES AGREEMENT AND RELATED SERVICES ENTERED INTO BETWEEN the ITAÚ UNIBANCO CONGLOMERATE AND THE FIRM ENGAGED ON FEBRUARY 10, 2020, which is a part of this Attachment (see below). 4. Describe any material relationship existing in the last three (3) years between the recommended appraisers and the parties related to the company, as defined in the accounting standards about this topic: PwC has provided auditing and review services of financial statements, review of the Reference Forms, and other statutory, recurrent audits of the Company and its subsidiaries in the past three years, and audits of the financial statements of related parties Itaúsa, IUPAR and Duratex S.A.             72

DocuSign Envelope ID: 946D9AB2-8532-46DD-AF8A-FB35FE8E43AD SOLICITAÇÃO DE SERVIÇO Nº 19/2022 VINCULADA AO CONTRATO MASTER (“CONTRATO”) DE PRESTAÇĂO DE SERVIÇOS DE AUDITORIA E TRABALHOS RELACIONADOS CELEBRADO ENTRE CONGLOMERADO ITAÚ UNIBANCO E CONTRATADA EM 10/02/2020 E POSTERIORES ADITIVOS ASSINADOS EM 25/03/2021 E 15/12/2021 O Itaú Unibanco Holding S.A., com base no Contrato acima identificado, solicita à Contratada a prestação dos serviços abaixo especificados, observadas as condições seguintes. 1. BENEFICIÁRIA DOS SERVIÇOS BANCO ITAUCARD S.A. (“ITAUCARD”), com sede na Praça Alfredo Egydio de Souza Aranha 100, Bairro Jabaquara, São Paulo/SP, inscrito no CNPJ n. 60.701.190/0001-04; e ITAÚ UNIBANCO HOLDING S.A. (“ITAÚ HOLDING”), com sede na Praça Alfredo Egydio de Souza Aranha 100, Bairro Jabaquara, São Paulo/SP, inscrito no CNPJ n. 60.872.504/0001-23 (em conjunto, “EMPRESAS”), pertencentes ao conglomerado econômico do Itaú Unibanco – que nesse instrumento foi estabelecido e acordado que é representado pelo ITAÚ UNIBANCO HOLDING S.A. (“CONTRATANTE”). 2. RESPONSÁVEL PELOS SERVIÇOS PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES LTDA., com sede na capital do Estado de São Paulo, na Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, inscrita no CNPJ/MF sob o no 61.562.112/0001- 20 (“CONTRATADA”). 3. OBJETIVOS Em 31 de agosto de 2022, a ITAUCARD realizará uma cisão de seu patrimônio líquido para posterior incorporação ao ITAÚ HOLDING nesta mesma data. As operações de cisão e incorporação envolvendo a ITAUCARD e o ITAÚ HOLDING serão realizadas com base nos saldos apurados nos balanços patrimoniais levantados em 31 de março de 2022. Nossos serviços objetivam a emissão de 1) relatórios de auditoria sobre os balanços patrimoniais e respectivas notas explicativas das EMPRESAS na data-base de 31 de março de 2022, e 2) laudos de avaliação do patrimônio líquido contábil apurados por meio dos livros contábeis do ITAÚ HOLDING e ITAUCARD para a data-base de 31 de março de 2022. Esses relatórios serão parte integrante da documentação a ser preparada pelas EMPRESAS para fins do processo de reorganização societária do Grupo Itaú Unibanco com o objetivo de cindir o patrimônio líquido da ITAUCARD para posterior incorporação ao ITAÚ HOLDING em 31 de agosto de 2022. 73

DocuSign Envelope ID: 946D9AB2-8532-46DD-AF8A-FB35FE8E43AD 4. ESCOPO TÉCNICO E NORMAS APLICÁVEIS Nossos exames serão conduzidos de acordo com as normas profissionais e éticas relativas à auditoria independente aplicáveis no Brasil, ou seja, aquelas emanadas das normas profissionais e técnicas do Conselho Federal de Contabilidade (CFC). Conforme solicitado pela Administração do ITAÚ HOLDING, realizaremos nossa auditoria dos balanços patrimoniais das EMPRESAS e suas respectivas notas explicativas (conjuntamente denominadas “informaçőes contábeis”) para a data-base de 31 de março de 2022 e emitiremos relatórios sobre as referidas informações contábeis. Adicionalmente, emitiremos laudos de avaliação do patrimônio líquido contábil apurados por meio dos livros contábeis do ITAÚ HOLDING e ITAUCARD para a data-base de 31 de março de 2022. Os balanços patrimoniais e os laudos de avaliação do patrimônio líquido contábil apurados por meio dos livros contábeis do ITAÚ HOLDING e ITAUCARD para a data-base de 31 de março de 2022 e seus correspondentes anexos, serão preparados de acordo com as práticas contábeis adotadas no Brasil aplicáveis às instituições autorizadas a funcionar pelo Banco Central do Brasil. Nossos laudos serão fundamentados em procedimentos de auditoria aplicados sobre os saldos contábeis das EMPRESAS e suas principais investidas, com o objetivo de suportar a emissão dos laudos de avaliação mencionados no item 3, nos termos das normas contábeis aplicáveis e do Comunicado Técnico 03/2014 (R1), emitido pelo IBRACON—Instituto dos Auditores Independentes do Brasil, que prevê a aplicação de procedimentos de exame de auditoria no balanço patrimonial, e CTG 2002, emitido pelo Conselho Federal de Contabilidade, que dispõe sobre os padrões técnicos e profissionais a serem observados pelos contadores para emissão de laudos de avaliação. . Os papéis de trabalho e arquivos por nós criados no decorrer de nossos exames, inclusive os documentos e arquivos eletrônicos, são propriedade exclusiva da CONTRATADA, consoante as normas que regulam o nosso exercício profissional. Todos os relatórios e pareceres e demais documentos criados, produzidos, desenvolvidos, customizados, atualizados e/ou fornecidos ao CONTRATANTE e/ou a qualquer das EMPRESAS listadas nesta SOLICITAÇÃO DE SERVIÇO pela CONTRATADA como resultados dos serviços pertencerão ao CONTRATANTE e/ou as EMPRESAS listadas nesta SOLICITAÇÃO DE SERVIÇO. Atendimento ao artigo 3º. da Instrução CVM n º. 381 A PricewaterhouseCoopers Auditores Independentes Ltda., por ser o auditor independente responsável pela auditoria externa das demonstrações contábeis das EMPRESAS, está sujeita aos requisitos de independência estabelecidos pelas normas internacionais compatíveis com trabalhos de auditoria independente e pelos requisitos do Comitê de Auditoria do ITAÚ HOLDING, o qual deverá aprovar os serviços propostos. Portanto, entendemos que o referido trabalho não afeta a independência e objetividade necessárias 74

DocuSign Envelope ID: 946D9AB2-8532-46DD-AF8A-FB35FE8E43AD ao desempenho dos serviços de auditoria externa prestados ao Conglomerado Itaú Unibanco. 5. ETAPAS E CRONOGRAMA DAS ATIVIDADES Os relatórios de auditoria sobre os balanços patrimoniais na data-base de 31 de março de 2022 e suas respectivas notas explicativas, e os laudos de avaliação do patrimônio líquido contábil apurados por meio dos livros contábeis nessa mesma data-base deverão ser entregues até o dia 31 de julho de 2022, desde que os trabalhos de auditoria estejam concluídos e os saldos contábeis das EMPRESAS sejam preparados pela Administração e disponibilizados em forma final para nossos exames com, no mínimo, uma semana de antecedência. Emitiremos nossos relatórios de auditoria em forma definitiva após recebermos as cartas de representação da administração e a autorização para sua emissão em forma final. 6. DESCRIÇÃO DAS ENTREGAS Como resultado de nossos trabalhos, emitiremos: 1) relatórios de auditoria sobre aos balanços patrimoniais das EMPRESAS para a database de 31 de março de 2022, em português e inglês; 2) laudos de avaliação do patrimônio líquido contábil apurados por meio dos livros contábeis das EMPRESAS para a data-base de 31 de março de 2022, em português e inglês; Serão encaminhadas ao CONTRATANTE, 1 via eletrônica dos referidos relatórios de auditoria e laudos de avaliação patrimonial. 7. HONORÁRIOS Nossos honorários são estimados com base no tempo gasto pelo pessoal alocado ao trabalho. As taxas horárias individuais variam de acordo com o nível de responsabilidade envolvido e a experiência e habilidade necessárias. Na hipótese de acontecimentos de fatos extraordinários ou imprevisíveis, tais como, redução dos prazos de entrega dos serviços a pedido do CONTRATANTE, comprovada ineficiência no atendimento do pessoal das EMPRESAS, alteração ou criação de tributos ou requerimentos extras dos órgãos reguladores, de comprovada repercussão nos honorários contratados, a CONTRATADA deverá comunicar ao CONTRATANTE, junto à área auditada, compras e a Unidade de Gestão da Auditoria Externa, mediante notificação escrita formalizada antes da execução dos trabalhos, para aprovação da alteração de honorários pelo Comitê de Auditoria, sob pena de inviabilizar-se eventual cobrança adicional. 75

DocuSign Envelope ID: 946D9AB2-8532-46DD-AF8A-FB35FE8E43AD

Estimamos nossos honorários para este trabalho conforme detalhado a seguir:

Auditoria do Balanço Patrimonial - 31/03/2022	**Honorários (Em R$)**	**Horas estimadas**
BANCO ITAUCARD S.A. *	238.749,00	700
ITAÚ UNIBANCO HOLDING S.A.*	688.961,40	2.020
Laudos de avaliação patrimonial - 31/03/2022		
BANCO ITAUCARD S.A. *	32.401,65	95
ITAÚ UNIBANCO HOLDING S.A. *	32.401,65	95

* Nossos laudos serão fundamentados em procedimentos de auditoria aplicados sobre os saldos contábeis das EMPRESAS e suas principais investidas, com o objetivo de suportar a emissão dos laudos de avaliação mencionados no item 3, nos termos das normas contábeis aplicáveis e do Comunicado Técnico 03/2014 (R1), emitido pelo IBRACON - Instituto dos Auditores Independentes do Brasil.

Os honorários acima apresentados já incluem os respectivos impostos aplicáveis. Estes, serão faturados após a assinatura desta Solicitação de Serviços pelas partes, considerando as condições previstas na cláusula 3.2.1 do CONTRATO.

São Paulo, 22 de junho de 2022.

DocuSigned by:
Emerson Laerte
9501B61A2BE945B...

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

DocuSigned by:
Emerson Laerte
9501B61A2BE945B...

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

De acordo:

____

Itaú Unibanco Holding S.A.

Testemunhas:

1)	2)
Nome: Daniel Marteletto	Nome:
RG.: MG 10863092	RG.:

76

DocuSign Envelope ID: F5BEAC25-D14E-4F6D-AAFE-43CB7E9428A6 PRIMEIRO ADITIVO À SOLICITAÇÃO DE SERVIÇO Nº 19/2022 VINCULADA AO CONTRATO MASTER (“CONTRATO”) DE PRESTAÇÃO DE SERVIÇOS DE AUDITORIA E TRABALHOS RELACIONADOS CELEBRADO ENTRE CONGLOMERADO ITAÚ UNIBANCO E CONTRATADA EM 10/02/2020 E POSTERIORES ADITIVOS ASSINADOS EM 25/03/2021, 15/12/2021 E 10/02/2022 Pelo presente instrumento particular e na melhor forma de direito, as partes abaixo qualificadas, doravante denominadas conjuntamente, (“partes”): BANCO ITAUCARD S.A., com sede na Praça Alfredo Egydio de Souza Aranha 100, Bairro Jabaquara, São Paulo/SP, inscrito no CNPJ n. 17.192.451/0001-70; e ITAÚ UNIBANCO HOLDING S.A., com sede na Praça Alfredo Egydio de Souza Aranha 100, Bairro Jabaquara, São Paulo/SP, inscrito no CNPJ n. 60.872.504/0001-23 (em conjunto, “EMPRESAS”), pertencentes ao conglomerado econômico do Itaú Unibanco – que nesse instrumento foi estabelecido e acordado que é representado pelo ITAÚ UNIBANCO HOLDING S.A. (“CONTRATANTE”); e PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES LTDA., com sede na capital do Estado de São Paulo, na Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, inscrita no CNPJ/MF sob o no 61.562.112/0001-20, neste ato representada por seu sócio abaixo assinado, doravante denominada simplesmente “CONTRATADA”. Considerando que as partes assinaram a Solicitação de Serviços Nº 19/2022, com data de 22 de julho de 2022 (“Carta de Contratação”), vinculada ao “Contrato master de prestação de serviços de auditoria e trabalhos relacionados”, objetivando a prestação dos seguintes serviços profissionais, pela CONTRATADA à CONTRATANTE e emissão de: x 1) Relatórios de auditoria sobre os balanços patrimoniais e respectivas notas explicativas das EMPRESAS na data-base de 31 de março de 2022; e x 2) Laudos de avaliação do patrimônio líquido contábil apurados por meio dos livros contábeis das EMPRESAS para a data-base de 31 de março de 2022. Têm entre si, justo e contratado, celebrar o presente Primeiro Aditivo à Solicitação de Serviços No 19/2022 (“Primeiro Aditivo”), a pedido da Administração da CONTRATANTE, para proceder: 1. Alteração da data-base da auditoria dos balanços patrimoniais e das notas explicativas das EMPRESAS, e na data-base da emissão dos respectivos relatórios de auditoria e dos laudos de avaliação do patrimônio líquido contábil das EMPRESAS para 30 de junho de 2022, conforme termos e condições estabelecidos na Solictiação de Serviço No 19/2022. 2. Correção no CNPJ do Banco Itaucard S.A., para o n. 17.192.451/0001-70. Página 1 de 2 Primeiro Aditivo à Solicitação de Serviços 19/2022 firmada entre Itaú Unibanco Holding S.A. e PricewaterhouseCoopers Auditores Independentes Ltda. 77 Corporativo | Interno

DocuSign Envelope ID: F5BEAC25-D14E-4F6D-AAFE-43CB7E9428A6

Nada mais havendo a tratar, permanecem vigentes, inalteradas e ratificadas todas as condições estabelecidas na Solicitação de Serviços Nº 19/2022 vinculada ao "Contrato master de prestação de serviços de auditoria e trabalhos relacionados", celebrado entre o Conglomerado Itaú Unibanco e a Contratada em 10 de fevereiro de 2020 posteriores aditivos assinados em 25 de março de 2021, 15 de dezembro de 2021 e 10 de fevereiro de 2022, não tendo este aditivo o condão de alterar as condições previamente avençadas pelas partes na Carta de Contratação.

E, por estarem as partes justas e contratadas, assinam o presente instrumento em 1 via eletrônica, na presença das duas testemunhas infra-assinadas, para todos os fins e efeitos de direito.

São Paulo, 23 de agosto de 2022.

DocuSigned by:
Emerson Laerte
9501B61A2BE945B...

PricewaterhouseCoopers Auditores Independentes Ltda.
Emerson Laerte da Silva
Cargo: Sócio

DocuSigned by:
MARIANA FEITOSA PINHEIRO GASTALDO
958D874568CC4E1...

Itaú Unibanco Holding S.A.
MARIANA FEITOSA PINHEIRO GASTALDO

DocuSigned by:
Rafael Machado da Ponte Costa
D27E0E190B204BC...

Itaú Unibanco Holding S.A.
Rafael Machado da Ponte Costa

Testemunhas:

DocuSigned by:
1) Daniel Marteletto
C95F1436D9FC4B4...
Nome: Daniel Naves Marteletto
RG: MG 10.863.092

DocuSigned by:
2) ROSANGELA APARECIDA ANZOLIN MEIRELLES
CFCD5C923BDD487...
Nome: ROSANGELA APARECIDA ANZOLIN MEIRELLES
RG: 098928641

Página 2 de 2
Primeiro Aditivo à Solicitação de Serviços 19/2022 firmada entre Itaú Unibanco Holding S.A. e PricewaterhouseCoopers Auditores Independentes Ltda.

78

Corporativo | Interno

ATTACHMENT III REPORT ON THE ORIGIN AND RATIONALE OF THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, PURSUANT TO ARTICLE 12 OF CVM RESOLUTION No. 81/22 Pursuant to Article 12, II, of CVM Resolution 81/22, this report details the origin and rationale, and analyzes the legal and business impacts of the amendment to Article 2 and item 9.1. of the Company’s Bylaws, which will be subject to deliberation by the Company’s Extraordinary General Stockholders’ Meeting called for September 30, 2022. (I) MODIFICATION OF THE CORPORATE PURPOSE AND OF THE COMPOSITION OF THE EXECUTIVE BOARD The partial spin-off of Banco Itaucard will result in the transfer of part of its assets to the Company and, consequently, the absorption of certain business activities previously conducted by Banco Itaucard. Accordingly, it is being proposed to include these activities in the Company’s corporate purpose to make it clear that they will now be performed directly by Itaú Unibanco Holding and no longer by one of its subsidiaries. Furthermore, considering the incorporation by the Company of certain activities of Banco Itaucard, the complexity of the operations and the new dynamics of the Company’s activities, we propose the amendment to the Bylaws of Itaú Unibanco Holding in order to change the maximum number of directors, and the Board of Officers will be composed of 05 (five) to 35 (thirty-five) members. The legal effect of this spin-off refers to the updating of certain business activities and the contracts and obligations entered into by Banco Itaucard that, with respect to the spun-off portion, will now be related to Itaú Unibanco Holding. Considering that Itaú Unibanco Holding holds the 100% of the capital stock of Banco Itaucard, the legal effects are merely formal. The transaction may generate a positive business effect, on account of greater synergy between the activities and the streamlining of the use of the Itaú Unibanco Conglomerate’s resources and optimizes structures, business areas, and costs, aiming at increasing the efficiency and return on invested amounts. 79

(II) BYLAWS HIGHLIGHTING THE AMENDMENTS ABOVE (pursuant to Article 12, I, of CVM Resolution No. 81/22): Current Wording Proposed Wording Article 1—NAME, TERM AND HEAD OFFICE—The Unchanged. publicly-held listed joint stock company governed by these Bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term, has its head office and address for legal purposes in the City of São Paulo and State of São Paulo. Article 2—PURPOSE—The company has as its purpose Article 2—PURPOSE—The company has as its purpose banking activity in all its authorized forms, including (i) banking activity in all its authorized forms, including foreign exchange transactions. foreign exchange transactions; (ii) the issuance and management of credit cards, and the operation of customer loyalty programs by virtue of the relationship with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of customer loyalty programs by virtue of the relationship with other companies; (v) the development of partnerships for the promotion of goods and/or services by providing space in digital platforms, materials, and dissemination outlets; and (vi) all other necessary and/or complementary activities for the achievement of its goals. Article 3—CAPITAL AND SHARES—The subscribed and Unchanged. paid-in capital is ninety billion, seven hundred twenty-nine million Brazilian reais (R$90,729,000,000.00), represented by nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight (9,804,135,348) book-entry shares with no par value, being four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine (4,958,290,359) common and four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine (4,845,844,989) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share that is part of the controlling group and guaranteeing a dividend at least equal to that of the common shares. 3.1. Authorized Capital—By means of a resolution of the Unchanged. Board of Directors, the company is authorized to increase its capital stock irrespective of any statutory reform, up to the limit of thirteen billion, one hundred seventy-six million, nine hundred thousand (13,176,900,000) shares, being six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) common and six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) preferred shares. The issues of shares for sale on Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76). 3.2. Stock Options—Within the limits of the Authorized Unchanged. Capital and in accordance with the plan approved by the General Stockholders’ Meeting, stock options may be granted to management members and employees of the company itself as well as of controlled companies. 3.3. Book-Entry Shares—Without any changes in the Unchanged. rights and restrictions that are inherent to them, under the provisions of this article, all of the company’s shares shall be in book-entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law No. 6,404/76, for which a remuneration may be charged to stockholders in 80 accordance with paragraph 3 of Article 35 of the above mentioned law. 3.4. Share Buybacks – The company can acquire its own Unchanged. shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan. 3.5. Acquisition of Voting Rights by the Preferred Unchanged. Shares—he preferred shares shall acquire voting rights pursuant to the provisions of Article 111, paragraph 1 of Law No. 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years. Article 4—GENERAL STOCKHOLDERS’ MEETING—Unchanged. The General Stockholders’ Meeting shall meet annually within the four (4) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand. 4.1.—The work of any General Stockholders’ Meeting Unchanged. shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary. 4.2. Each common share is entitled to one vote in the Unchanged. resolutions of the General Stockholders’ Meetings. 4.3. The following is the exclusive prerogative of the Unchanged. General Meeting: a) resolve upon the financial statements and the distribution and allocation of profits; b) resolve upon the management report and the Board of Officers’ accounts; c) establish the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve changes to the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company; f) resolve upon retained profits or the recognition of reserves; and g) resolve upon Stock Option Plans or Stock Grant Plans of shares issued by the company or by its controlled companies. Article 5—MANAGEMENT—The company will be Unchanged. managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers. 5.1. Investiture—The Directors and Officers will be Unchanged. invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). 5.2. Management Compensation—Management shall Unchanged. receive both compensation and profit sharing in accordance with the statutory limits. Payment of compensation shall be established by the General Stockholders’ Meeting in the form of an aggregate, annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing 81 to the members of this Board of Directors and the Board of Officers. 5.3. Defense of management members—In addition to Unchanged. civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to ensure the independence of the decision-making process and preventing any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities. Article 6—BOARD OF DIRECTORS—The Board of Unchanged. Directors will be comprised by natural persons, elected by the General Stockholders’ Meeting, and will have one (1) Chairman or two (2) Co-Chairmen and may have up to three (3) Vice Chairmen chosen by the Directors from among their peers. 6.1. The positions of Chairman or Co-Chairman of the Unchanged. Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person. 6.2. The Board of Directors shall have at least ten (10) Unchanged. and at the most fourteen (14) members. Within these limitations, it is the responsibility of the General Stockholders’ Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy. 6.3. The Co-Chairmen shall have identical prerogatives Unchanged. and functions, and shall work together in the chair of the Board of Directors. 6.4. In case of any definitive vacancy or incapacity in Unchanged. office: (a) of one of the Co-Chairmen, the remaining Co-Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) the Chairman or both of Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors. 6.4.1. In case of temporary vacancy or incapacity in office: Unchanged. (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an interim deputy among its members. 6.5. The unified term of office of a member of the Board Unchanged. of Directors is for one (1) year as from the date they are elected by the General Stockholders’ Meeting, extendable until their successors take office. 6.6. No individual may be elected to the position of Unchanged. member of the Board of Directors who is seventy (70) years of age on the date of their election. 6.7. The Board of Directors, which is convened by the Unchanged. Chairman or by any of the Co-Chairmen, will meet, ordinarily, eight (8) times annually and, extraordinarily, whenever corporate interests so demand its decisions 82 only being valid in the presence of at least an absolute majority of its acting members. 6.7.1. Any Board of Directors member may participate in Unchanged. the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and their vote cast shall be deemed valid for all legal intents and purposes. 6.8. It is incumbent upon the Board of Directors to: Unchanged. I. establish the general business guidelines of the company; II. elect and remove from office the company’s Officers and establish their functions; III. nominate officers to comprise the Boards of Officers of the controlled companies as specified; IV. supervise the administration of the officers of the company, examine at any time the company’s accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts; V. call General Stockholders’ Meetings with a twenty-one (21) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call; VI. opine on the management report, the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting; VII. resolve upon budgets for results and for investments and respective action plans; VIII. appoint and remove from office the independent auditors, without restriction as to the provision in Article 7; IX. resolve upon the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semiannual balance sheet; X. resolve upon payment of interest on capital; XI. resolve upon buy-back operations on a nonpermanent basis, for treasury stock purposes, as well as to resolve upon either cancellation or sale of these shares; XII. resolve upon the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, as amended; XIII. resolve upon the setting up of committees to handle specific issues within the scope of the Board of Directors; XIV. elect and remove the members of the Audit Committee and the Compensation Committee; XV. approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through their reports; XVI. assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence; XVII. approve direct or indirect investments and divestments in corporate stakes for amounts higher than fifteen percent (15%) of the book value of the company as registered in the last audited balance sheet; XVIII. state a position on the public offerings of shares or other securities issued by the company; 83

XIX. resolve upon, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares in accordance with item 3.1.; and XX. examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the later scenario. Article 7 – AUDIT COMMITTEE—The supervision (i) of Unchanged. the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors. 7.1. The Audit Committee shall comprise from 3 (three) to Unchanged. 7 (seven) members, annually elected by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Expert, having proven knowledge of the accounting and auditing areas. 7.1.1. The basic conditions for holding a position in the Unchanged. Audit Committee are: a) not to be, or not to have been, in the past twelve months (12): (i) an officer of the company, its controlling company or affiliates, controlled or jointly controlled companies, directly or indirectly; (ii) an employee of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with a managerial function, of the team involved in the audit work of the company; or (iv) a member of the Supervisory Council of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; b) not to be a spouse, a partner or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in sections “a”, “(i)” e “(iii)”; and c) not to hold positions, in particular in advisory boards, boards of directors or supervisory councils in companies that may be deemed as competitors in the market or where a conflict of interests may arise. 7.1.2. The Board of Directors shall terminate the term of Unchanged. office of any member of the Audit Committee if their independence should be affected by any conflict of interest or potential conflict of interest. 7.1.3. Members of the Audit Committee shall have a term Unchanged. of office of one (1) year, and they may be reelected for up to five (5) annual terms of office, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment. 7.1.4. Up to one-third (1/3) of the Audit Committee Unchanged. members may have their term of office renewed, subject to the maximum number of up to ten consecutive terms of office, and the time period set in item 7.1.3. is waived. 7.1.5. Under no circumstance, a member of the Audit Unchanged. Committee may continue to hold office for a period longer than: (i) ten (10) consecutive years, for up to one-third (1/3) of the members; and (ii) five (5) consecutive years for other members. 7.1.6. The Audit Committee members shall remain in their Unchanged. positions until their successors take office. 7.2. The Audit Committee shall meet on the convening of Unchanged. the Chairman and shall be responsible for: I) the quality 84 and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence, and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems. 7.3. The Board of Directors shall establish the amount for Unchanged. compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities. 7.3.1. The Audit Committee member shall not receive any Unchanged. other type of compensation from the company or its affiliates unrelated to their function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving their compensation for the function performed as a member of the latter body. 7.4. At the end of each fiscal year, the Audit Committee Unchanged. shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semiannual report shall be prepared at the end of the first half of each fiscal year. 7.4.1. The summary of the Audit Committee’s Report, Unchanged. providing the main data, shall be published together with the financial statements. Article 8—COMPENSATION COMMITTEE – The Unchanged. execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent upon the Compensation Committee, which shall report directly to the Board of Directors. 8.1. The Compensation Committee shall be made up of Unchanged. three (3) to ten (10) members, elected by the Board of Directors, one of its members being nominated to the position of Chairman. 8.1.1. The Compensation Committee shall be made up of Unchanged. (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management. 8.1.2. The term of office of the members of the Unchanged. Compensation Committee shall be one (1) year as from the date of the Meeting of the Board of Directors which elects them, said term expiring on the date on which their substitutes take office. 8.1.3. The members of the Compensation Committee Unchanged. may be reelected to the position, although remaining a member of the Compensation Committee for a period of more than ten (10) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least three (3) years has elapsed. 8.2. It is incumbent on the Compensation Committee to: Unchanged. I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; II. supervise the implementation and operating of the company’s management members’ compensation policy; 85

III. review annually the company’s management members’ compensation policy, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of management members to be submitted to the General Stockholders’ Meeting; V. evaluate future internal and external scenarios and their possible impacts on the management compensation policy; VI. examine the company’s management members’ compensation policy in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the management members’ compensation policy is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution No. 3,921/2010. 8.3. The Board of Directors may attribute powers to the Unchanged. Compensation Committee in addition to those in accordance with these Bylaws. 8.4. The Board of Directors shall set an amount for Unchanged. compensating the members of the Compensation Committee, in accordance with market parameters, as well as the budget for covering the expenses for its functioning. 8.5. At the end of each fiscal year, the Compensation Unchanged. Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of five (5) years. Article 9—BOARD OF OFFICERS—The management Unchanged. and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors. 9.1. The Board of Officers shall comprise five (5) to thirty 9.1 The Board of Officers shall comprise 5 (five) to 35 (30) members, to include the positions of Chief Executive (thirty-five) members, comprising the positions of Chief Officer, and Officer. Executive Officer and Officer. 9.2. The Board of Directors will define the Officers who, Unchanged. in addition to the Chief Executive Officer, will compose the Executive Committee, the Company’s highest executive body. 9.3. In the case of absence or incapacity of any officer, Unchanged. the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in their absence or incapacity by an Officer who is a member of the Executive Committee appointed by them. 9.4. Should any position become vacant, the Board of Unchanged. Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer. 9.5. The officers shall exercise their terms of office of one Unchanged. (1) year, are eligible for reelection and remain in their positions until their successors take office. 9.6. A person is ineligible (i) to occupy the position of Unchanged. Chief Executive Officer who is already sixty-two (62) on the date of the election; and (ii) to occupy other positions on the Board of Officers, for those who are already sixty (60) on the date of the election. Article 10 – REPRESENTATION OF THE COMPANY, Unchanged. RESPONSIBILITIES AND POWERS OF THE OFFICERS—The Company will be represented by two Officers together to: (i) assume obligations, exercising 86 rights in any act, contract or document giving rise to a liability, including by pledging guarantees on behalf of third parties; (ii) waive rights, encumber and dispose of permanent assets; and (iii) appoint proxies to act. In any situation when the amount involved exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee. The Company shall be represented by two officers together to decide on opening, closing or reorganizing branch offices. 10.1. In case of the head provision, except for the Unchanged. provision in item “(iii)”, the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies. 10.1.1. Exceptionally, the Company may be represented Unchanged. by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates. In the event of items (i) and (iii), the Company may also be represented by one officer only. 10.1.2. The Board of Directors may anticipate or institute Unchanged. exceptions in addition to those prescribed in sub item 10.1.1. 10.1.3. With the exception of those of a judicial nature, Unchanged. proxy instruments shall have a mandatory term of no more than one year. 10.2. It is incumbent upon the Chief Executive Officer to Unchanged. convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company, and establish the internal and operational norms. 10.3. The Officers are responsible for the activities Unchanged. attributed to them by the Board of Directors. Article 11—SUPERVISORY COUNCIL—The company Unchanged. will have a Supervisory Council, to function on a permanent basis, comprising from three (3) to five (5) effective members and an equal number of alternates. The election and functioning of the Supervisory Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76. Article 12 – FISCAL YEAR—The fiscal year will end on Unchanged. December 31 of each year. Semiannual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions. Article 13 – ALLOCATION OF PROFIT -Together with Unchanged. the financial statements, the Board of Directors shall submit to the Annual General Stockholders’ Meeting a proposal for the allocation of profit for the year pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and the following provisions: 13.1. Before any other distribution, five percent (5%) will Unchanged. be allocated to the Legal Reserve, which may not exceed twenty percent (20%) of the capital stock; 13.2. The value to be allocated to dividend payments to Unchanged. the stockholders will be specified in accordance with the provisions in Article 14 and the following norms: a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I); b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares; and 87

c) the shares of both types will participate in the profits to be distributed under equal conditions once a dividend identical to the minimum on the preferred shares is also assured to the common shares. 13.3. The remaining balance will be allocated in Unchanged. accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, “ad referendum” of the General Meeting. Article 14—MANDATORY DIVIDEND—The stockholders Unchanged. have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than twenty-five percent (25%) of the profit recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of subparagraph I of Article 202 of Law No. 6,404/76, and complying with subparagraphs II and III of the same law. 14.1. The portion of the mandatory dividend that may Unchanged. have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account. 14.2. If so decided by the Board of Directors, interest on Unchanged. capital may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95. Article 15—STATUTORY RESERVE—According to the Unchanged. proposal of the Board of Directors, the General Stockholders’ Meeting may decide on the constitution of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock and has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus. 15.1. The Reserve will be comprised of funds: Unchanged. a) equivalent to at most 100% of the profit for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and d) originating from the credits corresponding to interim dividend payments (item 14.1) 15.2. The balance of this reserve, added to the Legal Unchanged. Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76. 15.3. The reserve will be separated into different Unchanged. subaccounts according to the originating fiscal years to which they apply, the income allocated to its constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders. Article 16—FOUNDER SHARES—The company is Unchanged. prohibited from issuing Founder shares. Article 17 – LISTING SEGMENT—With the admission of Unchanged. the company to the special listing segment denominated Level 1 Corporate Governance of B3 the company, its stockholders, members of management and Fiscal Council, when installed, are subject to the provisions of 88 the Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”). 89

ATTACHMENT IV – A

PROXY TEMPLATE
FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] ("Grantor"), appoints Mr./Ms. [PROXY], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], their proxy, with powers to represent them, as Stockholder of Itaú Unibanco Holding S.A. ("Company"), at the Extraordinary General Stockholders' Meeting of the Company to be held online on September 30, 2022, 11:00 a.m., casting their vote in accordance with the voting instruction below.

The proxy shall have restricted powers, namely to be present at the General Stockholders' Meetings and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to from voting on any resolution or matter for which they have not received sufficiently specific voting instructions.

This proxy is effective for [•] days counted as from this date.

[City], ____ __, 2022.

____
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

1. Resolve on the "Protocol and Justification" which establishes the terms and conditions of the partial spin-off of Banco Itaucard S.A. with the merger with and into the Company of the spun-off portion, as of base date of June 30, 2022:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Limited (PwC) as the specialized company responsible for the preparation of the appraisal report on the net book equity of Banco Itaucard S.A.'s to be merged with and into the Company:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3. Resolve on the appraisal report, based on the balance sheet of Banco Itaucard S.A. as of June 30, 2022:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

4. Resolve on the merger of the spun-off portion of Banco Itaucard S.A. and its merger with and into the Company, without increasing the Company's capital stock:

APPROVE	REJECT	ABSTAIN

90

☐ ☐ ☐

5. Authorize the Company's managers, as provided for in its Bylaws, to take all actions and sign all documents necessary to implement and formalize the resolutions:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

6. Amend the Bylaws, notably Article 2 thereof, to update the Company's corporate purpose in light of the merger of the spun-off portion of Banco Itaucard S.A. and the consequent absorption of its activities:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

7. Amend the Bylaws, notably Article 9, in item 91. changing the maximum number of members of the Board of Officers, from 05 (five) to 35 (thirty-five) members:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

8. Consolidate the Bylaws to reflect the amendment mentioned in the previous itens:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

ATTACHMENT IV – B

PROXY TEMPLATE
FOR PROXIES PROVIDED BY THE COMPANY
(HOLDERS OF COMMON SHARES)

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] ("Grantor"), stockholder of Itaú Unibanco S.A. ("Company"), appoint as my proxy(ies):

- **Carla Del Monaco Miele,** married, lawyer, Brazilian Identification RG-SSP/SP No. 34.865.582-4, enrolled with the Brazilian Individual Taxpayers' Registry (CPF) under No. 338.094.818-74, OAB/SP No. 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Extraordinary General Stockholders' Meeting of the Company to be held on September 30, 2022, 11:00 a.m., to vote **FOR** the matters contained in the agenda, in accordance with the voting instruction below.
- **Nathalie Kfouri**, Brazilian, single, lawyer, Brazilian Identification RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers' Registry (CPF) under No. 368.776.788-42, OAB No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º Andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Extraordinary General Stockholders' Meeting of the Company to be held on September 30, 2022, 11:00 a.m., to vote **AGAINST** the matters contained in the agenda, in accordance with the voting instruction below.

91

- **Marcos Luiz Ferreira**, Brazilian, married, business administrator, Brazilian Identification RGSSP/SP No. 25.575.317-2, enrolled with the Brazilian Individual Taxpayers' Registry (CPF) under No. 176.147.528-21, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, as stockholder of the Company, at the Extraordinary General Stockholders' Meeting of the Company to be held on September 30, 2022, to **ABSTAIN** from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy(ies) shall have restricted powers, namely to be present at the Extraordinary General Stockholders' Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy(ies) is(are) hereby authorized to from voting on any resolution or matter for which they have not received specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor.

This proxy shall be valid for the Company's Extraordinary General Stockholders' Meeting.

São Paulo, _____ __, 2022.

____
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

1. Resolve on the "Protocol and Justification" which establishes the terms and conditions of the partial spin-off of Banco Itaucard S.A. with the merger with and into the Company of the spun-off portion, as of base date of June 30, 2022:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Limited (PwC) as the specialized company responsible for the preparation of the appraisal report on the net book equity of Banco Itaucard S.A.'s to be merged with and into the Company:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3. Resolve on the appraisal report, based on the balance sheet of Banco Itaucard S.A. as of June 30, 2022:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

4. Resolve on the merger of the spun-off portion of Banco Itaucard S.A. and its merger with and into the Company, without increasing the Company's capital stock:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

5. Authorize the Company's managers, as provided for in its Bylaws, to take all actions and sign all documents necessary to implement and formalize the resolutions:

APPROVE	REJECT	ABSTAIN

92

6. Amend the Bylaws, notably Article 2 thereof, to update the Company’s corporate purpose in light of the merger of the spun-off portion of Banco Itaucard S.A. and the consequent absorption of its activities: APPROVE REJECT ABSTAIN 7. Amend the Bylaws, notably Article 9, in item 91. changing the maximum number of members of the Board of Officers, from 05 (five) to 35 (thirty-five) members: APPROVE REJECT ABSTAIN 8. Consolidate the Bylaws to reflect the amendment mentioned in the previous itens: APPROVE REJECT ABSTAIN ATTACHMENT IV – C INFORMATION OF ATTACHMENT Q TO CVM RESOLUTION No. 81/22 1. Inform the name of the company Itaú Unibanco Holding S.A. 2. Inform the matters for which the proxy is being requested Matters indicated in the Call Notice pertaining to this Manual. 3. Identify the individuals or legal entities that have promoted, organized, or defrayed the cost of the request for a proxy, even if only partially, informing: a. Name and address Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902. b. Since when you are a stockholder of the company Not applicable. c. Number and percentage of shares of each type and class of ownership Not applicable. 93

d. Number of shares taken in a loan Not applicable. e. Total exposure in derivatives denominated in shares of the company Not applicable. f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter Not applicable. 4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling companies, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question Proxies were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder’s attending the Meeting, without any special interest in the approval of the matters. 5. Inform the estimated cost of requesting a proxy The cost of requesting a proxy is insignificant. 6. Inform whether (a) the company has defrayed the costs of requesting a proxy or (b) its requester will seek reimbursement of costs from the company The cost of requesting a proxy was fully covered by the Company. 7. Inform: a) the address to which the proxy should be sent after it is signed; In order to make the work at General Stockholders’ Meeting easier, the Company suggests that stockholders represented by proxies send a copy of the proxy and the other documents listed in the Call Notice by September 28, 2022, to the email: drinvest@itau-unibanco.com.br. b) In the event the company accepts proxies via the World Wide Web, the instructions to grant the proxy; The Company will adopt the remote voting system. Accordingly, stockholders willing to vote through the remote voting form may forward their voting instructions concerning the matters to be resolved on at the Meeting: • by remote voting form sent directly to the Company; or • by form completion instructions transmitted to service providers, as follows: a) to the Stockholders’ custody agent, if shares are deposited at a central depository; or b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services. Stockholders forwarding the voting form directly to the Company Any stockholder choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below by September 23, 2022 to email drinvest@itau-unibanco.com.br: • the voting form duly filled, initialized and signed (consularization and a sworn translation of documents in foreign languages not required); and • ID document – for Legal Entities: a notarized copy of the articles of incorporation/bylaws, proof of election of management members, and a notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for Individuals: a notarized copy of the ID document bearing the Stockholder’s picture. Documents issued abroad are required to be consularized or apostilled and be accompanied by the respective sworn translation. Upon receipt of the documents referred to above, the Company will notify the stockholder that it has received and accepted them. This information will be sent to the stockholder at the electronic address stated in the voting form. 94

Stockholders forwarding the form to service providers Stockholders may otherwise choose to exercise their remote voting rights through service providers, by transmitting their voting instruction to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by these service providers, as well as the documents requested accordingly. Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information about registration and the step-by-step procedure for issuing the digital certificate is provided on the website: https://www.itau.com.br/investmentservices/assembleia-digital/ ITAÚ CORRETORA DE VALORES S.A. 3003-9285 (capital cities and metropolitan areas) 0800 7209285 (other locations) Client Service opens on business days from 9:00 am to 6:00 pm. Email: atendimentoescrituracao@itau-unibanco.com.br Stockholders should transmit the form completion instructions to the service providers by September 23, 2022, unless otherwise indicated by the latter. 95

DocuSign Envelope ID: 30221137-89A9-41CC-B6A4-FE5C3D848501 www.pwc.com.br (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. Accounting information at June 30, 2022 and independent auditor’s report 96

DocuSign Envelope ID: 30221137-89A9-41CC-B6A4-FE5C3D848501 (A free translation of the original in Portuguese) Independent auditor’s report To Management Itaú Unibanco Holding S.A. Opinion We have audited the accounting information of Itaú Unibanco Holding S.A. (“Bank”), which comprise the balance sheet as at June 30, 2022 and notes to the accounting information, including significant accounting policies and other explanatory information. In our opinion, the accounting information referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at June 30, 2022, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the Bank’s accounting information” section of our report. We are independent of the Bank in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Emphasis We call your attention to Note 1 to the accounting information, which refers to the corporate reorganization defined by the management of the Itaú Unibanco Conglomerate, through the spin-off of certain assets and liabilities of Banco Itaucard S.A. and subsequent merger by Itaú Unibanco Holding S.A. Our opinion is not being modified in relation to this matter. Responsibilities of management and those charged with governance for the Bank’s accounting information Management is responsible for the preparation and fair presentation of the Bank’s accounting information in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as Management determines is necessary to enable the preparation of accounting information that are free from material misstatement, whether due to fraud or error. PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br 97

DocuSign Envelope ID: 30221137-89A9-41CC-B6A4-FE5C3D848501 Itaú Unibanco Holding S.A. In preparing the Bank’s accounting information, Management is responsible for assessing the Bank’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank are responsible for overseeing the financial reporting process. Auditor’s responsibilities for the audit of the Bank’s accounting information Our objectives are to obtain reasonable assurance about whether the Bank’s accounting information, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these accounting information. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the Bank’s accounting information, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. • Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Bank accounting information or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as going concern. • Evaluate the overall presentation, structure and content of the Bank’s accounting information, including the disclosures, and whether the accounting information represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of subsidiaries to express an opinion on the Bank’s financial information. We are responsible for the direction, supervision and performance of the audit, considering these investees. We remain solely responsible for our audit opinion. 98

DocuSign Envelope ID: 30221137-89A9-41CC-B6A4-FE5C3D848501 Itaú Unibanco Holding S.A. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. São Paulo, August 31, 2022 PricewaterhouseCoopers Emerson Laerte da Silva Auditores Independentes Ltda. Contador CRC 1SP171089/O-3 CRC 2SP000160/O-5 99

DocuSign Envelope ID: 30221137-89A9-41CC-B6A4-FE5C3D848501 ITAÚ UNIBANCO HOLDING S.A. Management report To our stockholders We present the Accounting Information for the periods of 06/30/2022 and 12/31/2021 for balance sheet accounts, which comply with the standards established by the Central Bank of Brazil (BACEN) and the National Monetary Council (CMN). São Paulo, August 31, 2022. Executive Board 1 Corporativo | Interno 100

DocuSign Envelope ID: 30221137-89A9-41CC-B6A4-FE5C3D848501 2 Corporativo | Interno 101

DocuSign Envelope ID: 30221137-89A9-41CC-B6A4-FE5C3D848501 3 Corporativo | Interno 102

DocuSign Envelope ID: 30221137-89A9-41CC-B6A4-FE5C3D848501 Itaú Unibanco Holding S.A. Notes to the Accounting Information At 06/30/2022 and 12/31/2021 for balance sheet accounts (In millions of reais, except when indicated) Note 1—Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. The Accounting Information of ITAÚ UNIBANCO HOLDING have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the Central Bank of Brazil (BACEN) and the National Monetary Council (CMN). The Accounting Information and accompanying notes evidence all relevant information, which are consistent with information used by management in its administration. These Accounting Information were prepared on June 30, 2022, with the purpose of being part of the support documentation of the corporate reorganization process, and it is an integral part of the partial spin-off of Banco Itaucard S.A. and subsequent merger by ITAÚ UNIBANCO HOLDING. These Accounting Information were approved by the Board of Directors on August 08,2022. Note 2—Significant accounting policies a) Foreign currency translation II.I—Functional and presentation currency The Accounting Information of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. II.II—Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. b) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Balance Sheet under the headings Cash, Interbank Deposits, Securities purchased under agreements to resell (Collateral Held) and Voluntary investments with the Central Bank of Brazil with original maturities not exceeding 90 days. 4 Corporativo | Interno 103

DocuSign Envelope ID: 30221137-89A9-41CC-B6A4-FE5C3D848501 c) Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. d) Securities Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories: • Trading securities—Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period. • Available for sale securities—Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity. • Held to maturity securities—Securities, other than non-redeemable shares, for which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. e) Derivative financial instruments These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: • Hedge of Net Investments in Foreign Operations—Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. f) Other assets They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. 5 Corporativo | Interno 104

DocuSign Envelope ID: 30221137-89A9-41CC-B6A4-FE5C3D848501 g) Investments Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. h) Provisions, contingent assets and contingent liabilities These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Accounting Information, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: • Probable: in which liabilities are recognized in the balance sheet under Provisions. • Possible: which are disclosed in the Accounting Information, but no provision is recorded. • Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in accordance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal obligations, tax and social security obligations Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. i) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. Tax rates, as well as their calculation bases, are detailed in Note 4. Note 3—Breakdown of accounts a) Subordinated debt, including perpetual debts In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes in the amount of R$ 7,360 (R$ 7,087 at 12/31/2021) with maturity from 31 to 180 days, R$ 9,857 (R$ 7,842 at 12/31/2021) with maturity from 181 to 365 days and R$ 20,874 (R$ 32,741 at 12/31/2021) with maturity over 365 days, totaling R$ 38,091 (R$ 47,670 at 12/31/2021) and Subordinated Financial Bills in the amount of R$ 14,434 (R$ 13,639 at 12/31/2021) with maturity over 365 days. 6 Corporativo | Interno 105

DocuSign Envelope ID: 30221137-89A9-41CC-B6A4-FE5C3D848501 Note 4—Taxes a) Deferred taxes In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 3,776 (R$ 1,756 at 12/31/2021) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,772 (R$ 1,538 at 12/31/2021), Administrative provisions of R$ 45 (R$ 68 at 12/31/2021), Provisions for legal, tax and social security obligations of R$ 150 (R$ 70 at 12/31/2021), the realization of which is contingent upon the outcome of the respective lawsuits, and Adjustments to fair value of available for sale securities of R$ 94 (R$ 6 at 12/31/2021), and Interest on capital of R$ 1,608 (R$ 0 at 12/31/2021). In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 204 (R$ 248 at 12/31/2021) and are represented by Adjustment of deposits in guarantee and provisions of R$ 10 (R$ 7 at 12/31/2021), Adjustments to fair value of trading securities and derivative financial instruments of R$ 1 (R$ 2 at 12/31/2021), Adjustments to fair value of available for sale securities of R$ 11 (R$ 67 at 12/31/2021), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 182 (R$ 172 at 12/31/2021). Note 5—Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. 7 Corporativo | Interno 106

DocuSign Envelope ID: 30221137-89A9-41CC-B6A4-FE5C3D848501 Note 6—Investments ITAÚ UNIBANCO HOLDING S.A. (1) Book value 12/31/2021 Changes from 01/01 to 06/30/2022 Book value Equity in earnings of subisidiaries Changes in Balance at exchange rates Adjustments in and Investment marketable 06/30/2022 Companies Changes in Unrealized Goodwill Total Amortization Dividends paid / Hedge—securities of Corporate Stockholders’ exchange rates and Adjustments to results of goodwill accrued (3) Net Income / Adjustments to Unrealized Events (5) Investment Hedge—investor investor results and (4) Functional subsidiaries Total equity (2) (Loss) (2) currency other and other Functional currency criteria criteria other than the Real other than the Real Subsidiaries In Brazil 130,166 1,811 749 21—132,747—(1,071) 13,088 63 (107) 13,044 (2,172) (954) 2 141,596 Itaú Unibanco S.A. 113,008 1,820 681 44—115,553—(445) 11,531 58 (143) 11,446 (2,169) (803) (89) 123,493 Banco Itaucard S.A. 10,814 1 6 (23)—10,798—(355) 494 1 36 531—(100)—10,874 Banco Itaú BBA S.A. 2,509 (9) 54 — 2,554 — 623 3—626 (3) (50)—3,127 Itaú Corretora de Valores S.A. 2,263—8 — 2,271—(150) 239 1—240—(1)—2,360 Itaú Consultoria de Valores Mobiliários e Participações S.A. 1,081 (1) ——1,080—(100) 50 — 50 ——1,030 Other Participation 491 — — 491—(21) 151 — 151 — 91 712 Foreign 7,654 1,565—(17) 192 9,394 (23) (134) 355 (96) 1 260 (590) (588)—8,319 Itaú Corpbanca 4,426 1,062—(11) 192 5,669 (23) (134) 297—(2) 295 (691) (672)—4,444 Banco Itaú Uruguay S.A. 2,550 202—1—2,753 — (76)—1 (75) 157 (12)—2,823 Other Participation 678 301—(7)—972 — 134 (96) 2 40 (56) 96—1,052 Total 137,820 3,376 749 4 192 142,141 (23) (1,205) 13,443 (33) (106) 13,304 (2,762) (1,542) 2 149,915 1) Itaú Unibanco Holding S.A.—Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ (118) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income. 2) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies. 3) Dividends approved and not paid are recorded as Income receivable. 4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (3,237). 5) Corporate events arising from acquisitions, spin-offs, merges, takeovers, and capital increases or reductions. Number of shares / quotas owned by ITAÚ Equity share in capital (%) Stockholders’ Net Income / UNIBANCO HOLDING 06/30/2022 Companies Capital equity (Loss) Common Preferred Quotas Voting Share In Brazil Itaú Unibanco S.A. 69,784 123,543 11,531 3,390,407,265 3,283,608,963—100.00% 100.00% Banco Itaucard S.A. 5,512 10,860 494 237,962,639,781 1,277,933,118—99.99% 100.00% Banco Itaú BBA S.A. 1,326 3,127 623 4,474,435 4,474,436—99.99% 100.00% Itaú Corretora de Valores S.A. 1,050 2,360 239 27,482,523 811,503—99.99% 100.00% Itaú Consultoria de Valores Mobiliários e Participações S.A. 656 1,030 50 548,954 1,097,907—100.00% 100.00% Other Participation — — — 0.00% 0.00% Foreign Itaú CorpBanca 15,170 16,221 1,130 256,035,852,654 — 26.30% 26.30% Banco Itaú Uruguay S.A. 593 2,821 (76) 4,465,133,954 — 100.00% 100.00% 107 8 Corporativo | Interno

DocuSign Envelope ID: 30221137-89A9-41CC-B6A4-FE5C3D848501 Note 7—Supplementary Information a) Subsequent Event Acquisition of Avenue Holding Cayman Ltd On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 35% of AVENUE’s capital for approximately R$ 493. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control and 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest. AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market. The management and development of AVENUE’s business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, which will become one of the institutions that will make AVENUE’s services available to its clients abroad. The effective acquisitions and financial settlements will occur after the required regulatory approvals are received. Itaú CorpBanca On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CORPBANCA within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased from 55.96% to 65.62% of the total and voting capital of ITAÚ CORPBANCA. As a result of Chapter 11 and the transfer of shares from Corp Group to ITAÚ UNIBANCO HOLDING’s affiliates, the stockholders’ agreement of ITAÚ CORPBANCA, entered into on April 1, 2016, between companies of the Corp Group, on one side, and ITAÚ UNIBANCO HOLDING and/or its affiliates, on the other side, was fully terminated. This operation is not expected to have any significant impact on ITAÚ UNIBANCO HOLDING’s results in this fiscal year. 9 Corporativo | Interno 108

DocuSign

Certificate Of Completion

Envelope Id: 3022113789A941CCB6A4FE5C3D848501 Status: Completed

Subject: Please DocuSign: IUH_Relatório de auditoria ENG 30.06.22.pdf, BRGAAP Divulgação - Laudo - EN VF.pdf

Source Envelope:

Document Pages: 13 Certificate Pages: 8 AutoNav: Enabled EnvelopeId Stamping: Enabled Time Zone: (UTC-03:00) Brasilia	Signatures: 1 Initials: 0	Envelope Originator: Daniel Marteletto Av. Francisco Matarazzo, 1400, Torre Torino, Água Branca São Paulo, SP 05001-100 daniel.marteletto@pwc.com IP Address: 134.238.160.130

Record Tracking

Status: Original 31 August 2022 | 15:33	Holder: Daniel Marteletto daniel.marteletto@pwc.com	Location: DocuSign
Status: Original 31 August 2022 | 16:50	Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com	Location: DocuSign

Signer Events	Signature	Timestamp
Emerson Laerte emerson.laerte@pwc.com PwC BR Security Level: Email, Account Authentication (None), Digital Certificate **Signature Provider Details:** Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 Signer CPF: 12516071876 Signer Role: Engagement Leader **Electronic Record and Signature Disclosure:** Accepted: 09 May 2022 | 19:00 ID: fda1c949-af75-4dca-8d04-2905454253da Company Name: PwC	 Signature Adoption: Pre-selected Style Using IP Address: 18.231.224.70	Sent: 31 August 2022 | 15:39 Viewed: 31 August 2022 | 16:46 Signed: 31 August 2022 | 16:50

DocuSigned by:

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Daniel Marteletto daniel.marteletto@pwc.com PwC BR Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 31 August 2022 | 16:50 Viewed: 31 August 2022 | 16:50 Signed: 31 August 2022 | 16:50

Witness Events	Signature	Timestamp

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Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	31 August 2022 | 15:39
Certified Delivered	Security Checked	31 August 2022 | 16:46
Signing Complete	Security Checked	31 August 2022 | 16:50
Completed	Security Checked	31 August 2022 | 16:50

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

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Electronic Record and Signature Disclosure created on: 22 November 2021 | 10:57
Parties agreed to: Emerson Laerte

CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTROS ELETRÔNICOS E DIVULGAÇÕES DE ASSINATURA

Registro Eletrônicos e Divulgação de Assinatura

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DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 www.pwc.com.br (A free translation of the original in Portuguese) Banco Itaucard S.A. Accounting information at June 30, 2022 and independent auditor’s report 117

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 (A free translation of the original in Portuguese) Independent auditor’s report To Management Banco Itaucard S.A. Opinion We have audited the accounting information of Banco Itaucard S.A. (“Bank”), which comprise the balance sheet as at June 30, 2022 and notes to the accounting information, including significant accounting policies and other explanatory information. In our opinion, the accounting information referred to above present fairly, in all material respects, the financial position of Banco Itaucard S.A. as at June 30, 2022, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Bank’s Accounting information” section of our report. We are independent of the Bank in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Emphasis We call your attention to Note 1 to the accounting information, which refers to the corporate reorganization defined by the management of the Itaú Unibanco Conglomerate, through the spin-off of certain assets and liabilities of Banco Itaucard S.A. and subsequent merger by Itaú Unibanco Holding S.A. Our opinion is not being modified in relation to this matter. Responsibilities of management and those charged with governance for the Bank’s accounting information Management is responsible for the preparation and fair presentation of the Bank’s accounting information in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as Management determines is necessary to enable the preparation of accounting information that are free from material misstatement, whether due to fraud or error. In preparing the Bank’s accounting information, Management is responsible for assessing the Bank’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br 118

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 Banco Itaucard S.A. Those charged with governance in the Bank are responsible for overseeing the financial reporting process. Auditor’s responsibilities for the audit of the Bank’s accounting information Our objectives are to obtain reasonable assurance about whether the Bank’s accounting information, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these accounting information. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the Bank’s accounting information, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. • Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Bank accounting information or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as going concern. • Evaluate the overall presentation, structure and content of the Bank’s accounting information, including the disclosures, and whether the accounting information represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of subsidiaries and affiliates to express an opinion on the Bank’s accounting information. We are responsible for the direction, supervision and performance of the audit considering these investees and, consequently, for the Bank’s audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. 119

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 Banco Itaucard S.A. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. São Paulo, August 31, 2022 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Maria José De Mu a Cury Contadora CRC 1SP192785/O-4 120

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 Banco Itaucard S.A. Management report To our stockholders We present the financial statements for the periods from 06/30/2022 and 12/31/2021 for balance sheet accounts, which comply with the standards established by the Central Bank of Brazil (BACEN) and the National Monetary Council (CMN). São Paulo, August 25, 2022. Executive Board 121

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 Banco Itaucard S.A. BOARD OF EXECUTIVE OFFICERS Chief Executive Officer Rubens Fogli Netto Officers Badi Maani Shaikhzadeh Carlos Henrique Donegá Aidar Daniel Nascimento Goretti Eric André Altafim João Filipe Fernandes da Costa Araújo José Geraldo Franco Ortiz Junior Leandro Alves (1) Lineu Carlos Ferraz de Andrade Mário Newton Nazareth Miguel Renato Giongo Vichi Rita Rodrigues Ferreira Carvalho Rodnei Bernardino de Souza Rodrigo André Leiras Carneiro (2) Tatiana Grecco (1) Elected at the ESM of June 13, 2022, awaiting approval of BACEN. (2) Elected at the A/ESM of April 29, 2022, awaiting registration with JUCESP. Accountant Arnaldo Alves dos Santos CRC 1SP210058/O-3 Head Office: Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 7º andar, (parte), Parque Jabaquara —São Paulo—SP 122

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 123

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 124

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 Banco Itaucard S.A. Notes to the Financial Statements At 06/30/2022 and 12/31/2021 for balance sheet accounts (In thousands of reais, except when indicated) Note 1—Operations Banco Itaucard S.A. (ITAUCARD or company) is a privately held corporation, whose purpose is the banking activity, in the modalities authorized for multiple banking, with investment, credit, financing & investment and lease portfolios, as well as the issue and administration of own or third-party credit cards, the organization and management of payment arrangements and the administration of securities portfolios. ITAUCARD’s operations are conducted in the context of a set of institutions operating in the financial market, led by Itaú Unibanco Holding S.A. The benefits of services between these institutions and the corresponding costs are absorbed according to the practicality and reasonableness of the allocation. The Accounting Information of ITAUCARD have been prepared in accordance with the Brazilian Corporation Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN). The Accounting Information and accompanying notes evidence all relevant information, which are consistent with information used by Management in its administration. These Accounting Information were prepared on June 30, 2022, with the purpose of being part of the support documentation of the corporate reorganization process, and it is an integral part of the partial spin-off of ITAUCARD by Itaú Unibanco Holding S.A. This Accounting Information was approved by the Board of Executive Officers on August 25, 2022. Note 2—Significant accounting policies a) Summary of main accounting practices I—Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Balance Sheet under headings, when applicable, Cash, Interbank Deposits, Money Market (Collateral Held) and Voluntary investments with the Central Bank of Brazil with original maturities not exceeding 90 days. II—Interbank, Funding and other receivables and payables Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. III—Securities Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified as below: • Trading securities—Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period. • Available for sale securities—Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity. 125

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 Fair Value Fair value is the price that would be received from the sale of an asset that would be paid for the transfer of a liability in an ordered transaction between market players on the measurement date. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. The fair value hierarchy is classified according to the relevance of the observed data in the measurement process. The methods and assumptions used to estimate the fair value of Financial Assets are defined below: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. Level 3: When there is no pricing information in an active market, its uses internally developed models, from curves generated according to a proprietary model. IV—Derivative financial instruments These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. V—Loans Loans, leases and other credit operations are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts. VI—Provision for loan losses The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which include the following: • Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default. • Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. VII—Other assets They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. 126

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 VIII—Investments They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. Goodwill originating from acquisitions of investments is amortized based on the expected future profitability or on its realization, when applicable. IX—Intangible assets Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software, amortized over five years, and customer portfolios, amortized within ten years. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. X—Provisions, contingent assets and contingent liabilities These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Balance Sheet, except when Management considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: • Probable: in which liabilities are recognized in the Balance Sheet under Provisions. • Possible: which are disclosed in the Financial Statements, but no provision is recorded. • Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations and Tax and Social Security Obligations Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. XI—Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. XII—Post-employment benefits Pension plans—defined benefit plans The liability or asset, as the case may be, is recognized in the balance sheet with respect to a defined benefit plan and corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The 127

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans—defined contribution For defined contribution plans, contributions to plans made by ITAUCARD, through pension plan funds, are recognized in liabilities as expense, when due. Note 3—Securities and derivative financial instruments (assets and liabilities) a) Summary per maturity Note 4—Loans a) Composition of the portfolio by type of operations The portfolio consists of Loan Operations R$ 63,433,377 (R$ 54,746,568 at 12/31/2021), Other Credits—Operations with Credit Granting Characteristics R$ 71,823,866 (R$ 66,279,103 at 12/31/2021) and Lease Operations R$ 89,397 (R$ 98,971 at 12/31/2021), and the total fair value of these operations is R$ 135,346,640 (R$ 121,124,642 at 12/31/2021). 128

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 b) Composition by maturity and risk level 129

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 Note 5—Funding, borrowing and onlending a) Summary Note 6—Breakdown of accounts a) Other receivables—Sundry b) Other liabilities—Sundry 130

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 Note 7—Taxes a) Deferred taxes I—The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by: b) Current tax liabilities 131

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 Note 8—Investments 132

DocuSign Envelope ID: 7571AA4C-55D7-44B1-AD35-AB06517C86F2 Note 9—Stockholders’ equity a) Capital It is represented by 239,240,572,900 registered shares, with no par value. At the Annual Stockholders’ Meeting (ASM) of April 30, 2021, a capital increase of R$ 950,000, was resolved, through the capitalization of Revenue Reserves, without the issuance of new shares, approved by BACEN on June 18, 2021. At the Annual Stockholders’ Meeting (ASM) of April 29, 2022, a capital increase of R$ 700,000, was resolved, through the capitalization of Revenue Reserves, without the issuance of new shares, approved by BACEN on June 24, 2022. Note 10—Supplementary information a) Risk and Capital Management Risk and capital management is an essential tool to optimize the use of resources and select the best business opportunities, aiming to obtaining the best Risk x Return ratio. The document entitled “Public Access Report – Market Risk Management and Control Policy / Credit Risk /Liquidity Risk Management and Control Policy and Integrated Operational Risk Management and Internal Controls” that details the guidelines established by the conglomerate’s risk control internal policy, which is not included in the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. b) “Coronavirus” COVID-19 effects The company monitors the economic effects of the COVID-19 pandemic, which may adversely affect its results, and has not identified, in this period, significant impacts. However, it continues to monitor and evaluate them, as well as the effects on estimates and critical judgments for the preparation of the Financial Statements. c) Provisional Measure (MP) No. 1,115/22 Enacted on April 28, 2022, it amends Law No. 7,689/88, which mainly provides for the increase in the tax rate of the Social Contribution on Net Income from 20% to 21% for banks in the period from August 1, 2022 to December 31, 2022, with the reestablishment of the tax rate on January 1, 2023. This MP did not have any effect on the Financial Statements of the company in the period ended at 06/30/2022, since it is not in force, will still be analyzed by the National Congress. d) Subsequent Event At the Annual Stockholders’ Meeting (ASM) of July 29, 2022, a capital increase of R$ 1,000,000 was resolved, upon the issuance of 22,029,733,629 shares, with no par value. 133

DocuSign

Certificate Of Completion

Envelope Id: 7571AA4C55D744B1AD35AB06517C86F2 | Status: Completed

Subject: Please DocuSign: Itaucard_Relatório de auditoria ENG 30.06.22.pdf, 426 Divulgação - Laudo - EN_...

Source Envelope:

Document Pages: 17	Signatures: 1	Envelope Originator:
Certificate Pages: 8	Initials: 0	Daniel Marteletto
AutoNav: Enabled		Av. Francisco Matarazzo, 1400, Torre Torino, Água Branca
EnvelopeId Stamping: Enabled		São Paulo, SP 05001-100
Time Zone: (UTC-03:00) Brasilia		daniel.marteletto@pwc.com
		IP Address: 134.238.160.130

Record Tracking

Status: Original 31 August 2022 | 15:49	Holder: Daniel Marteletto daniel.marteletto@pwc.com	Location: DocuSign
Status: Original 31 August 2022 | 16:39	Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com	Location: DocuSign

Signer Events	Signature	Timestamp
Maria José De Mula Cury maria.jose.cury@pwc.com Sócia PwC BR Security Level: Email, Account Authentication (None), Digital Certificate **Signature Provider Details:** Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 Signer CPF: 10357176898 Signer Role: Engagement Leader **Electronic Record and Signature Disclosure:** Accepted: 21 February 2022 | 20:53 ID: 9ac7c65b-eae2-4d38-93cb-8e943420702c Company Name: PwC	 Signature Adoption: Pre-selected Style Using IP Address: 18.231.224.34	Sent: 31 August 2022 | 15:51 Viewed: 31 August 2022 | 16:38 Signed: 31 August 2022 | 16:39

DocuSigned by:
Maria José De Mula Cury

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Daniel Marteletto daniel.marteletto@pwc.com PwC BR Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 31 August 2022 | 16:39 Viewed: 31 August 2022 | 16:39 Signed: 31 August 2022 | 16:39

Witness Events	Signature	Timestamp

134

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	31 August 2022 | 15:51
Certified Delivered	Security Checked	31 August 2022 | 16:38
Signing Complete	Security Checked	31 August 2022 | 16:39
Completed	Security Checked	31 August 2022 | 16:39

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

135

Electronic Record and Signature Disclosure created on: 22 November 2021 | 10:57
Parties agreed to: Maria José De Mula Cury

CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTROS ELETRÔNICOS E DIVULGAÇÕES DE ASSINATURA

Registro Eletrônicos e Divulgação de Assinatura

Periodicamente, a PwC poderá estar legalmente obrigada a fornecer a você determinados avisos ou divulgações por escrito. Estão descritos abaixo os termos e condições para fornecer-lhe tais avisos e divulgações eletronicamente através do sistema de assinatura eletrônica da DocuSign, Inc. (DocuSign). Por favor, leia cuidadosa e minuciosamente as informações abaixo, e se você puder acessar essas informações eletronicamente de forma satisfatória e concordar com estes termos e condições, por favor, confirme seu aceite clicando sobre o botão “Eu concordo” na parte inferior deste documento.

Obtenção de cópias impressas

A qualquer momento, você poderá solicitar de nós uma cópia impressa de qualquer registro fornecido ou disponibilizado eletronicamente por nós a você. Você poderá baixar e imprimir os documentos que lhe enviamos por meio do sistema DocuSign durante e imediatamente após a sessão de assinatura, e se você optar por criar uma conta de usuário DocuSign, você poderá acessá-los por um período de tempo limitado (geralmente 30 dias) após a data do primeiro envio a você. Após esse período, se desejar que enviemos cópias impressas de quaisquer desses documentos do nosso escritório para você, cobraremos de você uma taxa de R$ 0.00 por página. Você pode solicitar a entrega de tais cópias impressas por nós seguindo o procedimento descrito abaixo.

Revogação de seu consentimento

Se você decidir receber de nós avisos e divulgações eletronicamente, você poderá, a qualquer momento, mudar de ideia e nos informar, posteriormente, que você deseja receber avisos e divulgações apenas em formato impresso. A forma pela qual você deve nos informar da sua decisão de receber futuros avisos e divulgações em formato impresso e revogar seu consentimento para receber avisos e divulgações está descrita abaixo.

Consequências da revogação de consentimento

Se você optar por receber os avisos e divulgações requeridos apenas em formato impresso, isto retardará a velocidade na qual conseguimos completar certos passos em transações que te envolvam e a entrega de serviços a você, pois precisaremos, primeiro, enviar os avisos e divulgações requeridos em formato impresso, e então esperar até recebermos de volta a confirmação de que você recebeu tais avisos e divulgações impressos. Para indicar a nós que você mudou de ideia, você deverá revogar o seu consentimento através do preenchimento do formulário “Revogação de Consentimento” da DocuSign na página de assinatura de um envelope DocuSign, ao invés de assiná-lo. Isto indicará que você revogou seu consentimento para receber avisos e divulgações eletronicamente e você não poderá mais usar o sistema DocuSign para receber de nós, eletronicamente, as notificações e consentimentos necessários ou para assinar eletronicamente documentos enviados por nós.

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Todos os avisos e divulgações serão enviados a você eletronicamente A menos que você nos informe o contrário, de acordo com os procedimentos aqui descritos, forneceremos eletronicamente a você, através da sua conta de usuário da DocuSign, todos os avisos, divulgações, autorizações, confirmações e outros documentos necessários que devam ser fornecidos ou disponibilizados a você durante o nosso relacionamento Para mitigar o risco de você inadvertidamente deixar de receber qualquer aviso ou divulgação, nós preferimos fornecer todos os avisos e divulgações pelo mesmo método e para o mesmo endereço que você nos forneceu. Assim, você poderá receber todas as divulgações e avisos eletronicamente ou em formato impresso, através do correio. Se você não concorda com este processo, informe-nos conforme descrito abaixo. Por favor, veja também o parágrafo imediatamente acima, que descreve as consequências da sua escolha de não receber de nós os avisos e divulgações eletronicamente. Como contatar a PwC: Você pode nos contatar para informar sobre suas mudanças de como podemos contatá-lo eletronicamente, solicitar cópias impressas de determinadas informações e revogar seu consentimento prévio para receber avisos e divulgações em formato eletrônico, conforme abaixo: To contact us by email send messages to: fiche.alessandra@pwc.com Para nos contatar por e-mail, envie mensagens para: fiche.alessandra@pwc.com Para informar seu novo endereço de e-mail a PwC: Para nos informar sobre uma mudança em seu endereço de e-mail, para o qual nós devemos enviar eletronicamente avisos e divulgações, você deverá nos enviar uma mensagem por e-mail para o endereço fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail anterior, seu novo endereço de e-mail. Nós não solicitamos quaisquer outras informações para mudar seu endereço de e-mail. We do not require any other information from you to change your email address. Adicionalmente, você deverá notificar a DocuSign, Inc para providenciar que o seu novo endereço de e-mail seja refletido em sua conta DocuSign, seguindo o processo para mudança de e-mail no sistema DocuSign. Para solicitar cópias impressas a PwC: Para solicitar a entrega de cópias impressas de avisos e divulgações previamente fornecidos por nós eletronicamente, você deverá enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós cobraremos de você o valor referente às cópias neste momento, se for o caso. Para revogar o seu consentimento perante a PwC: 137

Para nos informar que não deseja mais receber futuros avisos e divulgações em formato eletrônico, você poderá: (i) recusar-se a assinar um documento da sua sessão DocuSign, e na página seguinte, assinalar o item indicando a sua intenção de revogar seu consentimento; ou (ii) enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem, seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós não precisamos de quaisquer outras informações de você para revogar seu consentimento. Como consequência da revogação de seu consentimento para documentos online, as transações levarão um tempo maior para serem processadas. We do not need any other information from you to withdraw consent. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process. Hardware e software necessários**: (i) Sistemas Operacionais: Windows® 2000, Windows® XP, Windows Vista®; Mac OS® (ii) Navegadores: Versões finais do Internet Explorer® 6.0 ou superior (Windows apenas); Mozilla Firefox 2.0 ou superior (Windows e Mac); Safari™ 3.0 ou superior (Mac apenas) (iii) Leitores de PDF: Acrobat® ou software similar pode ser exigido para visualizar e imprimir arquivos em PDF. (iv) Resolução de Tela: Mínimo 800 x 600 (v) Ajustes de Segurança habilitados: Permitir cookies por sessão ** Estes requisitos mínimos estão sujeitos a alterações. No caso de alteração, será solicitado que você aceite novamente a divulgação. Versões experimentais (por ex.: beta) de sistemas operacionais e navegadores não são suportadas. Confirmação de seu acesso e consentimento para recebimento de materiais eletronicamente: Para confirmar que você pode acessar essa informação eletronicamente, a qual será similar a outros avisos e divulgações eletrônicos que enviaremos futuramente a você, por favor, verifique se foi possível ler esta divulgação eletrônica e que também foi possível imprimir ou salvar eletronicamente esta página para futura referência e acesso; ou que foi possível enviar a presente divulgação e consentimento, via e-mail, para um endereço através do qual seja possível que você o imprima ou salve para futura referência e acesso. Além disso, caso concorde em receber avisos e divulgações exclusivamente em formato eletrônico nos termos e condições descritos acima, por favor, informe-nos clicando sobre o botăo “Eu concordo” abaixo. Ao selecionar o campo “Eu concordo”, eu confirmo que: 138

(i) Eu posso acessar e ler este documento eletrônico, denominado CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTRO ELETRÔNICO E DIVULGAÇÃO DE ASSINATURA; e (ii) Eu posso imprimir ou salvar ou enviar por e-mail esta divulgação para onde posso imprimi-la para futura referência e acesso; e (iii) Até ou a menos que eu notifique a PwC conforme descrito acima, eu consinto em receber exclusivamente em formato eletrônico, todos os avisos, divulgações, autorizações, aceites e outros documentos que devam ser fornecidos ou disponibilizados para mim por PwC durante o curso do meu relacionamento com você. ELECTRONIC RECORD AND SIGNATURE DISCLOSURE From time to time, PwC (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through the DocuSign system. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to this Electronic Record and Signature Disclosure (ERSD), please confirm your agreement by selecting the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system. Getting paper copies At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. You will have the ability to download and print documents we send to you through the DocuSign system during and immediately after the signing session and, if you elect to create a DocuSign account, you may access the documents for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below. Withdrawing your consent If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below. Consequences of changing your mind If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format, 139 and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. Further, you will no longer be able to use the DocuSign system to receive required notices and consents electronically from us or to sign electronically documents from us. All notices and disclosures will be sent to you electronically Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through the DocuSign system all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us. How to contact PwC: You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows: To contact us by email send messages to: fiche.alessandra@pwc.com To advise PwC of your new email address To let us know of a change in your email address where we should send notices and disclosures electronically to you, you must send an email message to us at fiche.alessandra@pwc.com and in the body of such request you must state: your previous email address, your new email address. We do not require any other information from you to change your email address. If you created a DocuSign account, you may update it with your new email address through your account preferences. To request paper copies from PwC To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email address, full name, mailing address, and telephone number. We will bill you for any fees at that time, if any. 140

To withdraw your consent with PwC To inform us that you no longer wish to receive future notices and disclosures in electronic format you may: i. decline to sign a document from within your signing session, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may; ii. send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email, full name, mailing address, and telephone number. We do not need any other information from you to withdraw consent The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process Required hardware and software The minimum system requirements for using the DocuSign system may change over time. The current system requirements are found here: https://support.docusign.com/guides/signer-guide-signing-system-requirements. Acknowledging your access and consent to receive and sign documents electronically To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please confirm that you have read this ERSD, and (i) that you are able to print on paper or electronically save this ERSD for your future reference and access; or (ii) that you are able to email this ERSD to an email address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format as described herein, then select the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system. By selecting the check-box next to ‘I agree to use electronic records and signatures’, you confirm that: x You can access and read this Electronic Record and Signature Disclosure; and x You can print on paper this Electronic Record and Signature Disclosure, or save or send this Electronic Record and Disclosure to a location where you can print it, for future reference and access; and x Until or unless you notify PwC as described above, you consent to receive exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you by PwC during the course of your relationship with PwC. 141